SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004

Commission File Number 000-50778

                                  Hemosol Corp.
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                 (Translation of registrant's name into English)


         2585 Meadowpine Boulevard, Mississauga, Ontario, Canada L5N 8H9
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                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]   No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

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The following is included in this Report on Form 6-K:

1. Annual Information Form, dated April 16, 2004.







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                                  HEMOSOL INC.






                                  HEMOSOL INC.


                             ANNUAL INFORMATION FORM



                                 April 16, 2004

                             ANNUAL INFORMATION FORM
                                 April 16, 2004
                                TABLE OF CONTENTS

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ITEM 1               COVER PAGE.....................................................................................1

Item 2               CORPORATE STRUCTURE............................................................................5

Item 3               GENERAL DEVELOPMENT OF THE BUSINESS............................................................5
                     General Developments...........................................................................5
                     Clinical Highlights............................................................................8
                     Recent Developments...........................................................................10
                     Financing Highlights..........................................................................14

Item 4               NARRATIVE DESCRIPTION OF THE BUSINESS.........................................................15
                     Market Drivers for HEMOLINK...................................................................15
                     HEMOLINK: Potential Applications..............................................................18
                     HEMOLINK: Clinical Trials.....................................................................19
                     Bio-Manufacturing.............................................................................20
                     Other Products in Development.................................................................22
                     Regulatory Matters............................................................................24
                     Market........................................................................................26
                     Competing Products............................................................................27
                     Raw Materials.................................................................................28
                     Human Resources...............................................................................31
                     Property, Plants and Equipment................................................................31
                     Environmental Matters.........................................................................32
                     Credit Facility...............................................................................32
                     Risks and Uncertainties.......................................................................34
                     General Business Risks........................................................................34
                     Risks Associated with the Strategic Alliance with ProMetic....................................37
                     Risks Associated with the Commercialization of the Company's Products.........................38
                     Risks Associated with Regulatory Approval Requirements........................................40

Item 5               SELECTED CONSOLIDATED FINANCIAL INFORMATION...................................................42
                     Last Three Financial Years....................................................................42
                     Last Eight Quarters...........................................................................42
                     Dividend Policy...............................................................................42

Item 6               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.........42

Item 7               MARKET FOR SECURITIES.........................................................................43

Item 8               DIRECTORS AND OFFICERS........................................................................43
                     Directors.....................................................................................43
                     Officers......................................................................................44
                     Conflict of Interest..........................................................................45

Item 9               ADDITIONAL INFORMATION........................................................................45

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
ITEM 2     CORPORATE STRUCTURE

           Hemosol Inc. ("Hemosol" or the "Company") was incorporated under the Business Corporations Act (Ontario) (the "OBCA") by articles of incorporation dated July 11, 1985. The registered and principal office of the Company is located at 2585 Meadowpine Blvd., Mississauga, Ontario, Canada L5N 8H9.

           The Company has no subsidiary whose total assets constituted more than 10% of its consolidated assets at December 31, 2003 or subsidiaries whose assets, in the aggregate, constituted more than 20% of its consolidated assets at December 31, 2003.

ITEM 3     GENERAL DEVELOPMENT OF THE BUSINESS

GENERAL DEVELOPMENTS

           Hemosol is an integrated biopharmaceutical company focused on the discovery, development and manufacture of products based on human blood proteins. Hemosol has a range of products in development, including its principal oxygen therapeutic product, HEMOLINKTM (hemoglobin raffimer) ("HEMOLINK"), a highly purified, human-derived oxygen therapeutic product (historically termed a blood substitute). HEMOLINK is designed to sustain life by delivering oxygen immediately, effectively, and safely, resulting in improved patient outcomes and to eliminate the need for donor red blood cell transfusions in patients suffering from acute anemia. HEMOLINK is created through a series of purification processes which separate the hemoglobin from red blood cells ("RBCs"), reducing the risk of viral contamination compared to a unit of donor RBCs.

           Hemosol is also developing additional therapeutics and a hemoglobin-based delivery platform to treat diseases such as hepatitis C and cancers of the liver, as well as a cell therapy initially directed to the treatment of cancer through its cell expansion and stem cell research activities. In addition to the products currently under development, Hemosol intends to use its state-of-the-art manufacturing facility in Mississauga, Ontario (the "Meadowpine Facility") to produce valuable therapeutic plasma-based proteins pursuant to a recently announced strategic alliance with ProMetic Biosciences, Ltd. ("ProMetic"). The Company also continues to advance a number of initiatives to generate revenue in the near term through the provision of blood-related manufacturing services to biotechnology and biopharmaceutical companies. See "Narrative Description of the Business - Bio-Manufacturing".

           In general, the development of the Company's products commences with discovery research followed by pre-clinical studies. Following the generation of data in pre-clinical studies, applications are made to regulatory authorities to conduct clinical trials. See "Narrative Description of the Business - HEMOLINK:
Clinical Trials". Clinical trials are generally conducted in three sequential phases. Phase I clinical trials are initial studies in humans, using small doses and a limited number of healthy volunteers, to assess the safety of a product. Upon successful completion of Phase I clinical trials, Phase II clinical trials are conducted in human patients to further assess the safety and also the efficacy of a product. Upon successful completion of Phase II clinical trials, Phase III clinical trials are conducted. Phase III clinical trials are comprehensive studies in human patients to assess the safety, efficacy and drug

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interactions of a product. In order to seek approval to market a product in the
U.S. and Canada after the satisfactory completion of the clinical trial process, a Biologics Licence Application is submitted to the Centre for Biologics Evaluation and Research at the U.S. Food & Drug Administration (the "FDA") and a new drug submission is submitted to Health Canada's Biologics and Genetic Therapies Directorate. See "Narrative Description of the Business - Regulatory Matters". Following review of the licence applications, the manufacturing and testing facilities undergo on-site inspections and, if everything is deemed satisfactory, a marketing licence is issued.

           Set out below is a chart summarizing the products currently being developed by Hemosol.



                                    [CHART]



           A pivotal Phase III clinical trial for HEMOLINK was completed in Canada and the U.K. in March 2000. Based on the results of this trial, Hemosol sought regulatory approval to market HEMOLINK in Canada for use in scheduled surgery, such as coronary artery bypass grafting ("CABG"), and was granted priority review status. However, the Company was advised in March 2002 by Health Canada that there was insufficient data to license HEMOLINK for marketing in Canada. The Company continues to evaluate this situation and will determine its Canadian regulatory strategy once additional data is available. Similarly, a regulatory submission for the U.K. was filed in February 2001. Following an initial review of this submission, the U.K. regulatory authorities requested additional information primarily related to supplementing the clinical experience sections with additional studies. This submission remains open and further regulatory agency reviews are awaiting filing of supplemental clinical trial data. The Company also continues to evaluate this situation and will determine its U.K. regulatory strategy once additional data is available.

           To support sales of HEMOLINK in the key U.S. market, Hemosol completed the Meadowpine Facility, which is capable of manufacturing 300,000 units of HEMOLINK per year.

           At the beginning of 2003, Hemosol was conducting two Phase II clinical trials in the U.S., one for use of HEMOLINK in patients undergoing primary CABG surgery (HLK 213/304) and the other in patients undergoing high blood loss orthopedic surgery (HLK 210). At that time, the Company also had approval from the FDA to conduct two additional Phase II trials in the U.S. - the HLK 211 chemotherapy-induced anemia trial and the HLK 299 severe acute anemia trial.

           In March 2003, following the receipt of information from the Data and Safety Monitoring Board (the "DSMB") for the Phase II clinical trial for the use of HEMOLINK in primary CABG surgery (HLK 213/304), the Company elected to halt enrolment of patients in the study at 152 patients (slightly lower than the originally planned enrolment of 180 patients) pending a review of safety data. The DSMB's comments were based on an observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups. Although the DSMB had recently cleared the trial to continue following the third and final interim safety review, its further review of data indicated that there might be potential for an increase in certain cardiac adverse events in the HEMOLINK group. As a precaution, the Company also voluntarily suspended enrolment in the Phase II clinical trial involving the use of HEMOLINK in patients undergoing high blood loss orthopedic surgery (HLK 210).

           In June 2003, the Company completed its internal review of data generated from the cardiac trial (HLK 213/304) for the use of HEMOLINK in patients undergoing CABG surgery. The review confirmed the observation made by the DSMB of an imbalance of the incidence of certain adverse events between the HEMOLINK and control groups with a higher number occurring in the HEMOLINK group. It is unclear what role HEMOLINK played in causing the imbalance. As expected, limiting enrolment decreased the planned statistical power of the study with respect to efficacy, and the study was unable to meet its primary objective to demonstrate efficacy in the total patient population.

           Hemosol elected to terminate the HLK 213/304 trial early in order to conduct a full safety analysis and initiated a comprehensive process aimed at completely understanding the data in the context of the observations made by the DSMB. Among the elements of this process was the creation of an Independent Safety Review Committee (the "ISRC") to review the safety data from the HLK 213/304 trial in order to assist the Company in identifying the cause of the imbalances found by the DSMB. The ISRC was comprised of experts in their respective fields of transfusion medicine, cardiology, anaesthesiology, cardiac surgery and biostatics. Concurrently with the ISRC review, Hemosol's Scientific Advisory Board (the "SAB"), in conjunction with the Company's internal personnel, undertook its own evaluation of the safety data.

           Both the ISRC and the SAB have now completed their reviews. Based on the final findings of the ISRC and the SAB, the Company believes that it needs to complete additional non-clinical work prior to re-initiating the clinical trials. This process is under way and Hemosol continues to advance non-clinical analyses on HEMOLINK that include both in vitro and in vivo studies. Such process will also involve further discussions with regulatory agencies. Hemosol intends to review its plans with the FDA in 2004 with the objective of establishing agreement on the clinical path for HEMOLINK in the fourth quarter of 2004. Hemosol does not expect to expend significant amounts of its resources on this work and further clinical and commercial development will depend on (i) the outcome of discussions with the relevant regulatory agencies, (ii) financial resources and (iii) the success of partnering activities. Hemosol has significant knowledge in the area of oxygen therapeutics and continues to believe that HEMOLINK may prove to be a valuable therapeutic to treat a variety of indications, including anemia caused by chemotherapy or blood replacement for patients with life-threatening blood loss.

           Following the decision to place HEMOLINK on clinical hold, Hemosol has expanded its long-term strategic focus to include the discovery, development and manufacture of a wide array of products derived from human blood proteins, as evidenced by the strategic alliance with ProMetic (see "- Recent Developments
- Strategic Alliance with ProMetic" below).

           Although the Company believes that it has achieved significant progress toward developing HEMOLINK as a commercially viable oxygen therapeutic, no assurance can be given that the remaining Phase III clinical trials for HEMOLINK will be successfully completed, that the suspended Phase II clinical trials for HEMOLINK will be re-started, that HEMOLINK will receive all necessary regulatory approvals or that HEMOLINK will be successfully introduced into the market. See "Narrative Description of the Business - Risks and Uncertainties".

           Some of the Company's other products are at earlier stages of development. No assurance can be given that such products will receive approvals to undergo clinical trials, that clinical trials will be successfully completed in respect of such products, that such products will receive all necessary regulatory approvals or that such products will be successfully introduced into the market. See "Narrative Description of the Business - Risks and Uncertainties".


CLINICAL HIGHLIGHTS

           The Company has achieved significant progress in its clinical trial activity in Canada, the U.S. and the U.K. See "Narrative Description of the Business - HEMOLINK: Clinical Trials" below.

           Clinical activity with respect to HEMOLINK commenced with a Phase I study in 1995. To date, one Phase I trial, six Phase II trials and one Phase III trial have been completed. A summary of recent clinical trial activity is set out below:

           o In February 1999, Hemosol filed Investigational New Drug applications with Canadian, U.S. and U.K. regulatory authorities for Phase III clinical trials for HEMOLINK in patients undergoing CABG surgery. Hemosol was cleared in the U.K. in March 1999 and in Canada in April 1999 to commence a Phase III clinical trial for HEMOLINK. This trial was completed in Canada and the U.K. and safety and efficacy data was reported in the second quarter of 2000. A U.S. Phase III CABG trial was started in the fourth quarter of 2000.


           o Following completion of a Phase III trial, Hemosol filed a Marketing Authorization Application with the U.K. Medicines Control Agency in February 2001 in order to obtain final approval to market HEMOLINK in the U.K. Following an initial review of this submission, the U.K. regulatory authorities requested additional information primarily related to supplementing the clinical experience sections with additional studies. This submission remains open and further regulatory agency reviews are awaiting filing of supplemental clinical trial data.


           o On August 13, 2001, Hemosol received notification from the FDA of changes that the FDA wanted made to its Phase III clinical trial protocol for HEMOLINK to strengthen the efficacy analysis for inclusion in a Biologic Licence Application. As a result of these discussions with the FDA, the Company suspended this trial in order to develop and undertake a more comprehensive Phase II trial that would, in turn, more effectively ground the resumption of a Phase III clinical trial protocol for HEMOLINK.


           o On November 21, 2001, Hemosol received approval from the FDA to begin the aforementioned more comprehensive Phase II clinical trial with HEMOLINK (HLK 213) in primary CABG surgery. This trial was planned to include 180 patients undergoing primary CABG surgery at approximately 40 centres in the U.S. and the U.K.


           o On January 31, 2002, the FDA notified Hemosol that it could proceed with the Phase II trial in "re-do" CABG surgery. This two-armed study planned to investigate the efficacy of HEMOLINK in approximately 140 patients at approximately 40 centres in the U.S.

           o On March 20, 2002, Health Canada advised Hemosol that its Canadian new drug submission for HEMOLINK had not been approved for marketing in Canada. Health Canada advised Hemosol that it would require additional data in a re-filed new drug submission.

           o On March 26, 2002, the FDA notified Hemosol that it was cleared to begin a Phase II clinical trial (HLK 211) of HEMOLINK as a treatment for chemotherapy-induced anemia. The single-blind, dose-comparison study is designed to evaluate the safety and tolerability of a short course of HEMOLINK in 50 patients in the U.S. with lung or ovarian cancer who are being treated with erythropoietin for chemotherapy-induced anemia.

           o On April 10, 2002, Health Canada advised Hemosol that it could proceed in Canada with its Phase II trial in primary CABG surgery and the planned Phase II trial in "re-do" CABG surgery.

           o In November 2002, Hemosol received clearance from the FDA to begin a Phase II clinical trial (HLK 210) to assess the efficacy and safety of HEMOLINK in patients undergoing high blood loss orthopedic surgery. Based on prior discussions with the FDA, Hemosol expected that the primary CABG surgery trial, along with this new orthopedic surgery trial, would form the basis for the initiation of its Phase III program, pivotal for approval to market HEMOLINK in the U.S. The completion of the ongoing "re-do" CABG surgery trial was not deemed necessary by the FDA in order to proceed to Phase III.

           o In February 2003, Hemosol received clearance from the FDA to proceed with a trial to evaluate the safety and efficacy of HEMOLINK in patients with severe acute anemia (life-threatening blood loss) (HLK 299), for whom red cell transfusion is not a therapeutic option (patients cannot or will not accept red cell transfusion).

           o In March 2003, Hemosol suspended the primary CABG surgery (HLK 213/304) and high blood loss orthopedic surgery (HLK
                      210) Phase II clinical trials that it was conducting in the U.S. Hemosol has also suspended all steps towards initiating Phase II clinical trials in patients with severe acute anemia (HLK 299) and chemotherapy-induced anemia (HLK 211). As of April 2004, none of these trials is actively enrolling new patients pending the completion of additional non-clinical studies and discussions with the relevant regulatory agencies.


RECENT DEVELOPMENTS

STRATEGIC ALLIANCE WITH PROMETIC

           On December 4, 2003, the Company announced that it had entered into a binding memorandum of understanding (the "ProMetic MOU") with ProMetic Biosciences, Ltd., a wholly-owned subsidiary of ProMetic Life Sciences Inc., that will involve Hemosol licensing the novel plasma separation technology developed by ProMetic and its strategic partner, the American National Red Cross (the "ARC"). The strategic alliance will provide Hemosol with an exclusive North American licence for the novel cascade purification process (the "Cascade") developed by ProMetic and the ARC to recover valuable proteins from human plasma. As part of this alliance, the ARC has committed in principle, subject to certain conditions, to supply up to 500,000 litres of plasma annually to Hemosol for processing and purchase specific therapeutic products isolated using the Cascade. The strategic alliance will not interfere with current clinical development programs for HEMOLINK or with the Company's objective for HEMOLINK to be off clinical hold by the fourth quarter of 2004. See "Narrative Description of the Business - Bio-Manufacturing".

           As consideration for ProMetic entering into the binding ProMetic MOU and the commencement of implementation activities by the parties, Hemosol issued 2,000,000 Hemosol Shares (as defined below) to ProMetic. Hemosol has also agreed to pay ProMetic a staged licence fee with a maximum aggregate value of $15.5 million and the issuance by Hemosol of an additional 1,000,000 Hemosol Shares.

Discrete payments of this staged licence fee will be due and payable by Hemosol to ProMetic following the execution of a definitive licence agreement and upon the achievement of four separate predetermined technical and regulatory milestones at approximately equal intervals over the next four years. The first milestone will be the execution of a definitive licence agreement which will trigger a cash payment of $1.5 million and the obligation of Hemosol to issue 1,000,000 Hemosol Shares to ProMetic, subject to regulatory approval. Hemosol and ProMetic are working to achieve this preliminary milestone during the second quarter of 2004. The final milestone payment will consist of $5 million and will be triggered by the receipt of regulatory approval for the commercial sale of the first product produced using the Cascade.

           In addition to the licence fee, the ProMetic MOU also provides that Hemosol will pay ProMetic royalty fees of 8% of net sales of products isolated using the Cascade to resellers and a royalty of 5% of net sales of products isolated using the Cascade to end-users, both on a worldwide basis.

SPECIAL WARRANT OFFERING

           On November 28, 2003, Hemosol completed the issue and sale (the "Special Warrant Offering") of 7,200,000 Series A special warrants and 641,800 Series B special warrants (collectively, the "Special Warrants") through Loewen, Ondaatje, McCutcheon Limited and Vengate Capital Partners Company, as agents (collectively, the "Agents"). The Special Warrants were issued at a purchase price of $0.75 per Special Warrant for gross proceeds of $5,881,350, including the escrowed funds which the Company received on January 23, 2004. Each Special Warrant entitled the holder to acquire, at no additional cost, one common share (a "Hemosol Share") and one-half of one Hemosol Share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder thereof to purchase one Hemosol Share at an exercise price of $0.90 per Hemosol Share at any time prior to November 28, 2006, unless the volume-weighted average share price of a Hemosol Share is $2.25 or more for 20 consecutive trading days, in which case the Warrants must be exercised within 30 days of the date of notice by Hemosol of such event.

           For their services in connection with the Special Warrant Offering, the Agents were paid a commission equal to 7% of the gross proceeds in respect of the sale of the Special Warrants. As an additional fee to the Agents, Hemosol issued to the Agents broker warrants exercisable into a total of 392,090 compensation options (the "Compensation Options"). Each Compensation Option entitles the holder thereof to purchase one Hemosol Share and one-half of one Warrant at a price of $0.75 exercisable at any time prior to November 28, 2006, unless the volume-weighted average share price of a Hemosol Share is $2.25 or more for 20 consecutive trading days, in which case the Warrants must be exercised within 30 days of the date of notice by Hemosol of such event.

           A final prospectus qualifying the distribution of: (i) up to 7,841,800 Hemosol Shares and up to 3,920,900 Warrants issuable upon the exercise of the Special Warrants and (ii) 392,090 Compensation Options, was filed in the provinces of Ontario and Alberta on January 13, 2004 and receipted on January 15, 2004. Following shareholder approval at the special meeting of Shareholders held on January 22, 2004, the Special Warrants were exercised, for no additional consideration, into 7,841,800 Hemosol Shares and 3,920,890 Warrants, and the broker warrants of the Agents were exercised, for no additional consideration, into Compensation Options.

NASDAQ LISTING QUALIFICATIONS PANEL HEARING

           On October 23, 2003, Hemosol received a Nasdaq National Market ("NASDAQ") staff determination indicating that Hemosol was not in compliance with the minimum bid price of US$1.00 per Hemosol Share which is a requirement for continued listing on NASDAQ. Since Hemosol was not able to achieve compliance with this requirement during the six-month period ended October 22, 2003, NASDAQ staff indicated that the Hemosol Shares were subject to delisting from NASDAQ. Subsequently, beginning December 4, 2003, Hemosol achieved a minimum bid price on NASDAQ above the US$1.00 per share minimum bid price requirement. Consequently, on December 19, 2003, NASDAQ staff notified Hemosol that it had regained compliance with NASDAQ's minimum bid price requirement and was no longer subject to delisting for its past failure to meet this requirement.

SHARE CONSOLIDATION

           At the special meeting of Shareholders held on January 22, 2004, Shareholders adopted a special resolution approving an amendment to the articles of Hemosol to give the board of directors discretion to consolidate the issued and outstanding Hemosol Shares on the basis of a ratio within the range of one post-consolidation Hemosol Share for every two pre-consolidation Hemosol Shares to one post-consolidation Hemosol Share for every four pre-consolidation Hemosol Shares, with the ratio to be selected and implemented by the board of directors of Hemosol in its sole discretion, at any time prior to January 22, 2005.

ARRANGEMENT WITH MDS INC.

           On February 12, 2004, Hemosol announced that it had entered into an agreement (the "Arrangement Agreement") with MDS Inc. ("MDS") under which Hemosol will benefit from its existing accumulated income tax losses and other tax assets through a reorganization of Hemosol's business and certain MDS diagnostic assets. The transaction will involve a cash infusion to New Hemosol of $16 million along with certain other consideration. Such cash infusion will allow the Blood Products Business (as defined below) to continue its value-creating initiatives, including the further development of HEMOLINK and its other product candidates, as well as to advance the implementation of the strategic alliance with ProMetic discussed above.

           The Arrangement Agreement contemplates a reorganization of the business of Hemosol (the "Blood Products Business") and the Ontario clinical laboratory services business of MDS (the "Ontario Labs Business") pursuant to a plan of arrangement (the "Arrangement") under section 182 of the OBCA as a result of which:

           o The existing Blood Products Business of Hemosol will be transferred to a new limited partnership ("Hemosol LP"). Hemosol LP will assume all liabilities of the Blood Products Business. On completion of the Arrangement, 93% of Hemosol LP will be owned by Hemosol Corp., a new corporation under the OBCA ("New Hemosol"), and 7% will be owned by Hemosol (which will be renamed "LPBP Inc." following the transfer of the Blood Products Business and will be referred to herein as "Labco"). New Hemosol will control Hemosol LP as the general partner and Labco will be a limited partner.

           o MDS will transfer certain assets relating to its Ontario Labs Business to a new limited partnership (the "Labs Partnership"). Following such transfer and the issuance of certain licences by the Ontario Ministry of Health, the Labs Partnership will be entitled to substantially all of the revenues from the Ontario Labs Business. 99.99% of the Labs Partnership will be owned by Labco and 0.01% will be owned by a wholly-owned subsidiary of MDS ("MDS Subco"). MDS Subco will control the Labs Partnership as the general partner and Labco will be a limited partner.

           o New Hemosol will receive cash redemption proceeds of $16 million on the date of closing of the Arrangement (the "Effective Date") from Labco (to be funded by a loan from the Labs Partnership). $1 million of such proceeds will be held in escrow to satisfy pre-closing contingent liabilities relating to the Blood Products Business remaining with Labco, if any, which arise within a one-year period following the Effective Date.

           o MDS will surrender 500,000 of its Tranche A Warrants (as defined below) and 2,000,000 of its Tranche B Warrants (as defined below), through the following steps:

                      o MDS's Tranche A Warrants to purchase up to 6,000,000 Hemosol Shares will be replaced with warrants to purchase up to 5,500,000 New Hemosol Shares (as defined below), on analogous terms (subject to an adjustment to the exercise price by $0.04 per Tranche A Warrant).

                      o MDS's existing right to receive Tranche B Warrants (as defined below) to purchase up to 4,000,000 Hemosol Shares in certain circumstances will be replaced with the right to receive warrants to purchase up to 2,000,000 New Hemosol Shares, on analogous terms (subject to an adjustment to the exercise price by $0.04 per Tranche B Warrant).

           o          Shareholders of Hemosol, including MDS (the
                      "Shareholders"), will effectively exchange each Hemosol Share for one common share of New Hemosol (each, a "New Hemosol Share") and one Class A common share of Labco (each, a "Labco Class A Share").

           o The share ownership of New Hemosol will mirror Hemosol's share ownership immediately prior to the Effective Date. It is a condition of closing that the New Hemosol Shares be listed on the Toronto Stock Exchange (the "TSX") and quoted on the NASDAQ.

           o On completion of the Arrangement, Shareholders, excluding MDS and its subsidiaries (the "Public Shareholders"), will hold 0.44% of the equity of Labco through the holding of Labco Class A Shares (representing not less than 52.5% of the voting securities of Labco) and MDS will hold 99.56% of the equity of Labco through the holding of Labco Class A Shares and Class B non-voting shares of Labco (representing not more than 47.5% of the voting securities of Labco in the aggregate).

           o Labco will utilize its undeducted balances of Ontario and federal non-capital losses, federal scientific research and experimental development deductions, federal investment tax credits and Ontario scientific research and experimental development deductions (collectively, the "Tax Losses") against income that it receives from the Labs Partnership and Hemosol LP.

           The Arrangement will be subject to approval by the Superior Court of Justice of Ontario. On March 19, 2004, Hemosol mailed to its Shareholders, warrantholders (excluding MDS in its capacity as warrantholder) and holders of Compensation Options (collectively, the "Securityholders") a management information circular (the "Circular") describing the Arrangement. On April 20, 2004, Hemosol will hold an annual and special meeting (the "Meeting") of Securityholders at which Securityholders will consider and vote on the Arrangement. The Arrangement must be approved by two-thirds of the votes cast by Securityholders voting at the Meeting and by a majority of the votes cast by minority shareholders voting at the Meeting (which minority shareholders will exclude MDS and certain entities related to MDS).


FINANCING HIGHLIGHTS

           In March 2001, the Company issued 8,050,000 Hemosol Shares pursuant to a public offering in the United States and Canada at US$8.78 per Hemosol Share for gross proceeds of US$70,679,000.

           In April 2002, the Company issued 4,900,000 units pursuant to a public offering in Canada at $4.50 per unit for gross proceeds of $22,050,000. Each unit consisted of one Hemosol Share and one-half of one Hemosol Share purchase warrant. Each warrant entitled the holder to purchase one Hemosol Share at a price of $5.50. The warrants expired on April 18, 2003 and were not exercised.

           In November 2003, Hemosol issued and sold to subscribers on a private placement basis 7,841,800 Special Warrants for gross proceeds of $5,881,350. The Special Warrants have been exercised into 7,841,800 Hemosol Shares and 3,920,890 Warrants, each Warrant entitling the holder to purchase one Hemosol Share at a price of $0.90 (see "- Recent Developments - Special Warrant Offering" above).

           Hemosol has incurred losses in every year since its inception, with a cumulative deficit of $253 million as at December 31, 2003.

ITEM 4     NARRATIVE DESCRIPTION OF THE BUSINESS

           Hemosol is an integrated biopharmaceutical company focused on the discovery, development and manufacture of products based on human blood proteins. The Company has a range of products in development, including its principal oxygen therapeutic product, HEMOLINK.

           HEMOLINK is a highly purified human-derived oxygen therapeutic, designed to deliver oxygen immediately, effectively and safely to the body's tissues and organs. Potential benefits of HEMOLINK therapy include:

           o immediate efficient oxygen delivery to vital organs and tissues;

           o          universal compatibility with all blood types;

           o greater assurance of safety from viral and bacterial contamination;

           o a reduced risk of allergic or immune reaction compared to donor RBCs; and

           o an extended shelf-life of approximately 30 months compared to 42 days for donor RBCs.

           Hemosol believes that these potential benefits will provide the medical community and the public with new ways to sustain life, and avoid the effects of acute anemia while avoiding or reducing patient exposure to donor blood.

           Hemosol is also developing additional therapeutics and a hemoglobin-based delivery platform to treat diseases such as hepatitis C and cancers of the liver, as well as a cell therapy initially directed to the treatment of cancer through its cell expansion and stem cell research activities. In addition to the products currently under development, Hemosol intends to use its Meadowpine Facility to produce valuable therapeutic plasma-based proteins pursuant to a recently announced strategic alliance with ProMetic. The Company also continues to advance a number of initiatives to generate revenue in the near-term through the provision of blood-related manufacturing services to biotechnology and biopharmaceutical companies.


MARKET DRIVERS FOR HEMOLINK

           Hemoglobin is a protein found in RBCs - the active carrier of oxygen from the lungs to the body's tissues. This delivery of oxygen is essential to sustain life. Anemia is a clinical condition experienced by individuals with low hemoglobin levels. Anemia results from the loss of circulating RBCs and can be chronic (long-term) or acute (short-term). Acute anemia can either be of surgical origin, when blood is lost during surgery, or of medical origin, when normal red blood cell production is interrupted either by a disease or its treatment. Acute anemia is a serious clinical situation, particularly when the hemoglobin deficiency is profound or if the patient is medically compromised. Donor red blood cell transfusion is currently the only accessible treatment option to attempt to regain adequate oxygen delivery for most patients suffering from acute anemia.

           Current transfusion practice with donor RBCs is associated with several areas of concern and is subject to limitations. These include:

           o DIMINISHED OXYGEN DELIVERY CAPACITY OF DONOR RBCS. The ability of donor RBCs to offload oxygen efficiently begins to deteriorate immediately upon collection. The longer donor RBCs are stored, the greater this deterioration and the longer it takes donor RBCs to regain maximum oxygen offloading capability. Donor RBCs that have been stored for more than 14 days are often viewed as having seriously impaired value as a therapy for acute anemia.

           o RISK OF BLOOD TYPE MISMATCH REACTION. The membranes of RBCs contain molecules that determine blood type. Before blood can be given to a patient, it must be grouped and cross-matched to ensure it is of the correct type. Cross-matching refers to the matching of donor whole blood to the recipient's blood type. If not matched and typed correctly, a unit of donor blood can cause a serious and sometimes fatal reaction in the recipient. Cross-matching is a labour-intensive and time-consuming process susceptible to human error.

           o POTENTIAL ADVERSE IMMUNE REACTIONS. Red blood cells or other cells present in a transfusion of donor blood can suppress a recipient's immune system, resulting in an increased risk of post-surgical infection. In addition, donor blood transfusions can result in the development of antibodies that may make cross-matching more difficult or may result in immune reactions. Patients frequently receive blood from several different donors during a surgical procedure, increasing the chance of such immune reactions.

           o RISK OF TRANSMISSION OF INFECTIOUS DISEASES. Transmission of blood-borne infectious diseases has historically been a concern with donor RBCs. Although improved testing and screening methods have significantly reduced the risk of transmission of infectious agents, such as HIV and hepatitis, there is currently no 100% effective method for detecting blood-borne diseases or for sterilizing donor blood. As a result, the risk of disease transmission from donor blood is an ongoing concern to physicians and patients.

           o          LIMITED STORAGE AND BURDENSOME INVENTORY MANAGEMENT.
                      Current transfusion standards require donor blood to be stored under refrigerated conditions for not more than 42 days. At room temperature, the shelf life of RBCs is less than 24 hours. Donor RBCs must also be administered to the patient within two hours after being removed from refrigeration. Given its limited storage life, it is not practical to stockpile large supplies of donor blood. Although freezing can extend the storage life of RBCs, the freezing and thawing process requires chemical treatment of these cells. In addition, all hospitals impose strict administrative and procedural regulations on donor blood, including:

           o each individual unit must be carefully tracked from the blood bank to the point of transfusion;

           o each unit of blood transfused requires confirmation, usually from two nurses, that the unit is given to the correct patient; and

           o the recipient must be monitored by a nurse, both during transfusion and for a period of time after each transfusion.

           As a result of these factors, hospitals must devote significant human and financial resources to managing their inventory of donor blood.

           o INCREASINGLY FREQUENT BLOOD SUPPLY SHORTAGES. The demand for donor blood has been steadily increasing as a result of an aging population and an increase in the number of blood-intensive procedures, such as organ transplants. In contrast, the overall supply of donor blood has been steadily decreasing due to a declining donor base and more stringent donor screening. Although the National Blood Data Resource Centre has indicated that the demand for donor blood has been increasing by approximately 1% annually, the supply of donor blood in North America has been declining since 1992, effectively narrowing the margin of surplus blood and creating supply shortage concerns. Statements by the ARC indicate that local and regional shortages of donor blood are becoming increasingly common.

           Hemosol believes that the availability of a hemoglobin-based product designed to act as an oxygen carrier that would address and alleviate these concerns would find immediate medical application and commercial demand.

           Hemosol has achieved significant progress towards developing a commercially viable life-sustaining oxygen therapeutic called HEMOLINK. The development efforts for HEMOLINK have concentrated on two basic technologies:
(i) purifying the hemoglobin extracted from human RBCs to remove contaminating material; and (ii) cross-linking and polymerizing the hemoglobin in a stable form to provide oxygen-carrying properties.

           HEMOLINK is created through a series of proprietary purification processes that separate the hemoglobin from RBCs, significantly reducing the risk of viral contamination compared to a unit of donor RBCs. Hemosol currently obtains hemoglobin from fully tested, outdated or fresh human RBCs, which are then washed to remove plasma and other residual blood components. The RBCs are broken apart to release the hemoglobin, which is then extensively purified. The purification process includes steps which have been demonstrated to destroy or remove infectious agents, such as blood-borne viruses and bacteria that may have eluded extensive testing at the collection site.

           In its natural environment within the red blood cell, hemoglobin alternates between two molecular shapes, permitting oxygen to be bound in the lungs and released in peripheral circulation. For cell-free hemoglobin to be effective as an oxygen carrier, it must be modified and chemically stabilized. Hemosol chemically modifies the highly purified hemoglobin through a process called cross-linking, using a reagent prepared from raffinose, a sugar molecule. This reagent forms linkages between the hemoglobin molecules to produce hemoglobin polymers. This process creates stable links both within and between the hemoglobin molecules, allowing for efficient oxygen delivery, prolonged circulation time and extended shelf-life. The initial technology relating to cross-linking evolved from basic scientific research conducted in the early 1980s at Canada's Department of National Defence, which has licensed the technology exclusively to Hemosol. The final product is natural-sourced and ultra-purified, free from elements of the red cell membrane as well as from other blood components, and can be used regardless of blood type.


HEMOLINK: POTENTIAL APPLICATIONS

           Oxygen therapeutics were initially projected to find clinical application in conditions where RBCs are currently used. However, these products are also optimally suited to sustaining life in clinical conditions where the use of RBCs can be either ineffective or inappropriate.

           Scheduled surgery constitutes the most appropriate clinical model to evaluate hemoglobin replacement products in a controlled fashion and provide data directly applicable in the development of trials for other situations of acute hemoglobin deficiency. Potential applications for oxygen therapeutics include the following:

           o SCHEDULED SURGERY. Routine surgical procedures requiring transfusion of blood donated by another individual carry a small risk of infection as well as the risk of mismatched transfusions and reactions to other components present in RBCs. Also, donor RBCs are not always available when needed. Scheduled surgeries are sometimes postponed because there is no supply of a specific type of donor RBCs. For these reasons, a safe, universally compatible hemoglobin replacement product is an attractive alternative to donor blood during scheduled surgery.

           o ACUTE ANEMIA. For anemic patients who require an exogenous source of erythropoietin to stimulate the production of RBCs, hemoglobin replacement products may play an important role. Erythropoietin is used to treat anemia caused by renal insufficiency or surgery. Erythropoietin activates the production of red cells over a 10 to 14 day period. Before the benefits of erythropoietin are realized, HEMOLINK could fill an important clinical need by providing a source of exogenous, highly purified and effective hemoglobin until the body's natural process of red blood cell production, stimulated by erythropoietin, is producing mature red cells at adequate levels in the circulation.

           o ISCHEMIC RESCUE. Ischemia refers to inadequate blood flow to a tissue or organ, often caused by vessel blockage, leading to oxygen deprivation. Ischemic rescue refers to overcoming the damaging ischemic effects through restoration of tissue perfusion, permitting restoration of oxygen delivery (e.g., with an oxygen carrier small enough to bypass a vessel blockage). In various clinical situations of ischemia such as myocardial infarction, stroke or in sickle cell anemia patients, hemoglobin-based oxygen carriers may be able to provide oxygen to the affected tissues due to their small size. The circulating hemoglobin-based oxygen carrier may be able to bypass the blockage and thus reduce the amount of oxygen-deprived tissue.

           o CHEMOTHERAPY INDUCED ANEMIA ("CIA"). Many chemotherapy treatments induce anemia as a side-effect. The Company's research suggests that HEMOLINK in low volumes could effectively augment the treatment regime for CIA for patients that do not respond to existing CIA therapies.


HEMOLINK: CLINICAL TRIALS

GENERAL

           In general, the development of products such as HEMOLINK commences with discovery research followed by pre-clinical studies. Based on the data generated in pre-clinical studies, applications are made to regulatory authorities to conduct clinical trials. Clinical trials are normally conducted in three sequential phases. Initially, Phase I clinical trials are conducted on humans, using small doses and a limited number of healthy volunteers, to assess the safety of a product. Upon successful completion of Phase I clinical trials, Phase II clinical trials are conducted in human patients to further assess the safety and also the efficacy of a product. Upon successful completion of Phase II clinical trials, Phase III clinical trials are conducted. Phase III clinical trials are comprehensive studies in human patients to assess the safety, efficacy and drug interactions of a product.

           After the satisfactory completion of the clinical trial process, a new drug submission is submitted to the health regulators in the U.S., Europe, Canada or other jurisdictions where marketing approval is sought. Following review of these licence applications, each regulator will inspect or otherwise assess an applicant's manufacturing and testing facilities and, if everything is deemed satisfactory, that regulator will license the facilities.

           To date, Hemosol has completed eight clinical trials of HEMOLINK:

           o four in cardiovascular surgery, including a pivotal Phase III clinical trial in Canada and the U.K. in CABG surgery;

           o          two in orthopedic surgery;

           o          one in anemia; and

           o          one in healthy volunteers.


PHASE II CLINICAL TRIALS

           At the beginning of 2003, Hemosol was conducting two additional Phase II clinical trials in the U.S., one in primary CABG surgery (HLK 213/304) and a second in high blood loss orthopedic surgery (HLK 210). In March 2003, the

Company voluntarily terminated both of these Phase II clinical trials in order to complete a more comprehensive review of the safety data from the HLK 213/304 trial.

PHASE III CLINICAL TRIALS

           In February 1999, Hemosol filed applications to conduct Phase III clinical trials for HEMOLINK in Canada, the U.S. and the U.K. Hemosol was permitted to commence a Phase III clinical trial for HEMOLINK in patients undergoing CABG surgery in the U.K. in March 1999 and in Canada in April 1999. Hemosol completed the first Phase III clinical trial for patient treatment in CABG surgery at sites in Canada and the U.K. in June 2000. A total of 299 patients were treated in this trial.

           The results of this pivotal Phase III clinical trial demonstrated that HEMOLINK was highly effective in reducing the need for a transfusion of donor RBCs in patients undergoing routine CABG surgery. In an efficacy analysis conducted in a subset of 288 patients, results showed that 27% of the control group received a transfusion of donor RBCs compared with only 17% of the HEMOLINK group where 83% of patients avoided transfusion of donor RBCs. This was a statistically significant difference. Furthermore, in the HEMOLINK treated group:

           o the amount of donor blood used in patients requiring transfusion was significantly reduced;

           o time to first transfusion of donor RBCs was significantly longer; and

           o significantly less other blood products were used, including plasma and platelets.


BIO-MANUFACTURING

           Hemosol is actively pursuing opportunities to generate revenues and reduce its cash burn over the short to mid-term by using the Meadowpine Facility to provide bio-manufacturing services to companies in the biotechnology and biopharmaceutical sectors focused in the area of blood and blood protein products. Hemosol believes that there is considerable demand for the services that Hemosol can offer by combining its Meadowpine Facility with the considerable experience Hemosol's employees can provide with respect to the manufacture of blood-related products.

STRATEGIC ALLIANCE WITH PROMETIC

           On December 4, 2003, the Company announced that it had entered into a binding memorandum of understanding with ProMetic that will involve Hemosol licensing the novel plasma separation technology developed by ProMetic and its strategic partner, the ARC. The principal commercial terms of the strategic alliance, as set out in the ProMetic MOU, will (i) allow Hemosol to source plasma on a worldwide basis from suppliers of its choice, including the ARC and
(ii) permit Hemosol to sell all products that it isolates from plasma by Cascade (as defined below) to parties of its choosing located anywhere in the world, until such time as a licensee is named for that jurisdiction. Subject to certain conditions, Hemosol will have the exclusive right to manufacture products for sale in North America and Hemosol and ProMetic will work together to maximize the commercial potential of this important market. The principal commercial terms of the strategic alliance include:

           o Hemosol obtaining from ProMetic the exclusive North American licence for the Cascade, a novel purification process developed by ProMetic and the ARC to recover valuable proteins from human plasma;

           o the implementation and optimization of the Cascade at the Meadowpine Facility;

           o the ARC committing in principle to supply up to 500,000 litres of plasma annually to Hemosol for processing and to purchase from Hemosol specific therapeutic products isolated using the Cascade, subject to certain conditions; and

           o identifying, developing and exploiting commercial opportunities in addition to those available from the use of the Cascade.

           The Cascade process was developed under the existing strategic alliance between ProMetic and the ARC that was formed in February 2002 to co-develop and license to third parties proprietary technology for protein purification to recover valuable therapeutic proteins from human blood plasma. The Cascade process integrates novel technologies in a sequence which is expected to significantly improve both the yield and range of valuable proteins capable of being isolated from human plasma. The commercial drivers underlying Hemosol's use of this technology are (i) the Cascade's ability to potentially narrow the increasing gap between the growing demand for these products and the inherent limitations in traditional fractionation methods and (ii) the opportunity the technology provides to identify and recover novel therapeutic proteins which may have significant commercial potential and which are not recoverable using conventional plasma fractionation methods.

           Hemosol expects to become the first licensee of this technology and its exclusive user to manufacture products for sale into the North American market, which is the largest single market for plasma-based proteins. Commercial sales of therapeutic products manufactured using the Cascade will require the advance approval of the applicable regulatory agency in each jurisdiction where sales are contemplated.

           In addition to full-scale commercial production in North America, Hemosol believes it will be capable of securing interim and supplementary revenues by supplying clinical trial material to the ARC and future Cascade licensees worldwide. Under the implementation schedule contemplated in the ProMetic MOU, Hemosol plans to produce these clinical trial materials and receive interim revenues therefrom, in advance of receiving regulatory approval for the large scale commercial production and sale of products using the Cascade. Access to clinical material by the ARC and subsequent licensees of the Cascade will be key to accelerating the approval processes for these products with the applicable regulatory bodies.

           In addition to potentially providing Hemosol with the opportunity to participate in the existing and growing market for therapeutic proteins with products that have demonstrated strong demand, Hemosol believes that the strategic alliance with ProMetic will also enhance Hemosol's ongoing development of oxygen therapeutics, such as HEMOLINK, as well as other products in Hemosol's drug development pipeline.


OTHER PRODUCTS IN DEVELOPMENT

           Hemosol has a diverse pipeline of new product candidates, several of which are now undergoing pre-clinical evaluation. These product candidates have been developed using technologies that are based upon the expertise of Hemosol scientists in protein bioconjugation and cell expansion. HEMOLINK is one example of protein bioconjugation in which human hemoglobin, a protein, has been stabilized and polymerized using o-raffinose, a cross-linker. Other types of hemoglobin conjugates in development include conjugates of hydroxyethyl starch, anti-oxidants, and therapeutic drugs.

           Hemosol has broad patent protection for this platform technology, including three U.S. patents and related international patents and patent applications. Where appropriate, the Company has filed patent applications in Canada, the U.S. and Europe for these technologies. The Company has also acquired key patents to broaden its intellectual property protection in hemoglobin-based drug delivery.


HIGH VOLUME BLOOD LOSS INDICATION

           Hemosol is developing HRC 101 as a potential treatment for high-volume and post-surgical blood loss. Invasive surgical procedures and trauma can result in the loss of substantial amounts of blood, leading to acute anemia and complications resulting from severely reduced blood pressure. The current practice for treating high-volume blood loss often involves the infusion of non-oxygen carrying volume expanders that, while restoring the patient's blood volume, does not address the accompanying anemia and requirement for tissue oxygenation.

           HRC 101 is a proprietary high molecular weight conjugate comprised of a chemically modified approved volume expander called hydroxyethyl starch (HES) and purified human hemoglobin. HRC 101 is designed to combine the volume-expansion capabilities of HES and the oxygen-delivery capabilities of hemoglobin to restore and maintain blood volume and to provide extended oxygen delivery to tissues. Hemosol has conducted extensive pre-clinical screening of several proprietary formulations of HRC 101. Advances have also been made in the development of a commercially scaleable process.


ISCHEMIA-REPERFUSION INJURY INDICATION

           HRC 102 is an HBOC developed by Hemosol scientists designed to prevent oxidative stress while simultaneously providing necessary oxygen to tissue. Oxidative stress is a serious cause of tissue damage resulting from the rapid reoxygenation of tissue during certain surgical procedures and is associated with pathological conditions and complications of organ transplantation. This condition is often referred to as ischemia-reperfusion injury. The oxidative stress results from the formation of reactive oxygen species at the site of reoxygenation, resulting in tissue damage. However, such reactive oxygen species may be effectively neutralized by antioxidants. HRC 102 is a proprietary conjugate of cross-linked hemoglobin and a powerful antioxidant based on vitamin E. Unlike RBCs, which are not easily modified, anti-oxidants may be readily attached to hemoglobin to create a product that delivers oxygen while simultaneously locating anti-oxidants at sites of oxidative stress. Rapid in vitro assays have been developed to characterize the anti-oxidant activity of various HRC 102 formulations, and HRC 102 is now poised for pre-clinical development to identify the most appropriate clinical indication. Pre-clinical models have been identified for evaluation of the anti-oxidant activity of HRC 102.


LIVER DISEASE INDICATIONS

           Hemosol has developed a hemoglobin-based drug delivery platform technology. This technology is based upon the specific attachment of therapeutic drugs and diagnostic agents to hemoglobin for selective delivery of such agents to the liver using the body's natural pathway for hemoglobin clearance. The ability to selectively deliver drugs to the liver may lead to improvement in the treatment of liver disease. For example, anti-viral and anti-tumour drugs may be linked to hemoglobin and the conjugates administered to patients as a treatment for hepatitis C and liver cancer, respectively. The drug delivery technology offers the opportunity to improve drug efficacy by targeting the drug to the liver, increasing drug stability and reducing systemic drug toxicity. Targeted delivery to the liver combined with an extended drug half-life may translate into improved dosing regimens and to the more effective use of certain therapeutic drugs that may otherwise be unsuitable for systemic administration.

           In pre-clinical studies of viral hepatitis, a hemoglobin-anti-viral drug conjugate (HRC 203) showed an improved therapeutic index relative to the free drug, providing efficacy at a reduced dose compared to administration of the free drug. These results support proof-of concept for the drug delivery technology and suggest that this platform can be used to improve the therapeutic index of established drugs. Current development of HRC 203 is focused on pre-clinical studies in additional models of hepatitis C infection and on establishing the safety and efficacy of HRC 203.

           HRC 204 is a conjugate of hemoglobin and an anti-cancer agent for the treatment of primary liver cancer. HRC 204 has been synthesised and characterized. Current activities are focused on pre-clinical evaluation in a model of liver cancer.

           HRC 201 is a conjugate of hemoglobin and a radioactive imaging agent that may be used for diagnostic imaging and radiotherapy of primary liver cancer. Pre-clinical imaging studies showed rapid uptake of and localization of HRC 201 in the liver, providing high fidelity images with low background interference. Current development of HRC 201 is focused on further pre-clinical imaging studies in order to optimize liver imaging and to support proof-of-concept for the drug delivery platform.

HEMOGLOBIN SOURCE

           Hemosol is developing cell expansion technology in two main areas. One program (HRC 301) is directed to the development of an alternative, and more controlled, supply of human hemoglobin for Hemosol's hemoglobin-based products. Such an alternative source of hemoglobin would be independent of the existing blood collection and distribution system. Hemosol scientists have developed cell culture methods to grow cells producing hemoglobin at levels more than twice that of mature RBCs and at cell densities sufficient to support scaled-up hemoglobin production for potential commercial extraction. The cell culture-derived hemoglobin has been purified and cross-linked using Hemosol's cross-linking technology to create a product with physical and functional characteristics very similar to HEMOLINK.


CELL THERAPY

           The second program in cell expansion at Hemosol is directed to investigate specific factors controlling blood cell formation and expansion. Work on growing blood forming stem cells has led to the development of technology to expand human gamma delta (aa) T cells (HRC 302), a rare T cell with broad potential in the treatment of cancer and infectious diseases. Hemosol scientists have succeeded in expanding highly purified populations of aa T cells from small samples of peripheral blood, permitting the reinfusion of large numbers of the therapeutic cells back into patients. Hemosol has received regulatory approval from Health Canada to conduct a Phase I clinical trial in Canada using autologous, ex vivo expanded aa T cells in patients with chronic myelogenous leukemia. It is hoped that this form of T cell therapy will help in eradicating residual disease in patients undergoing autologous bone marrow transplantation who are intolerant of, or refractory to, other forms of therapy. If effective, the aa T cell therapy should have application in many other forms of cancer, as well as in the treatment of certain types of infection.


REGULATORY MATTERS

           The production and marketing of human therapeutic products are governed by a variety of laws in Canada, the U.S., Europe and other countries. These laws increase the difficulty, time and costs involved in commercializing such products. They mandate licensing of manufacturing and testing facilities, rigorous pre-clinical and clinical testing and government review and approval of new products prior to release for commercial distribution and sale. They also govern such matters as the labelling, storage, record keeping, pricing, advertising and promotion of new products. Compliance with these requirements involves substantial expenditures.

           New product applications generally include complete descriptions of the manufacturing and testing facilities, the production processes, including filling and packaging, the tests performed on the product, all the clinical and animal data collected with the appropriate interpretations and summaries, the proposed labelling and package insert and any other relevant information with respect to the product and its use. The results of the testing must establish the purity, safety and efficacy of the product for each intended use. Following review of the licence applications, manufacturing and testing facilities undergo on-site inspections and, if everything is deemed satisfactory, a licence is issued. Oftentimes, regulators require additional commitments from the applicant, such as additional trials or other testing of the product, as a condition to issuing a licence.

           The manufacture, marketing and sale of approved products is also subject to ongoing government regulation, including inspection and market surveillance for compliance with Good Manufacturing Practice Regulations and other requirements. Health regulators could withdraw a previously approved product from the market upon receipt of newly discovered information or require the licence holder to conduct additional, and potentially expensive, studies in areas outside approved indications. Unanticipated changes in existing regulations or the adoption of new regulations could affect the manufacture and marketing of approved products as well.

           In July 2000, based on the successful results of the Phase III clinical trial in Canada and the U.K., Hemosol submitted a new drug submission to Health Canada. This application sought approval to market HEMOLINK for use in scheduled surgery, such as CABG, to avoid or reduce the use of donor RBCs. On August 25, 2000, Health Canada granted priority review status to the HEMOLINK new drug submission. Priority review status is granted to a small number of potentially important new products. The target review period of 180 days for priority products is significantly shorter than the usual review period. Health Canada advised Hemosol that its priority review period commenced on September 22, 2000. On April 25, 2001, Hemosol announced that Health Canada had completed its first review of its new drug submission. Health Canada provided Hemosol with a comprehensive set of questions relating to the new drug submission. The Company responded to these questions and, on March 20, 2002, Health Canada advised Hemosol that its new drug submission for HEMOLINK could not be approved for marketing in Canada at that time and that Health Canada would require additional data in a re-filed new drug submission. The Company continues to assess this situation and will determine its Canadian regulatory strategy once additional data is available.

           In February 2001, Hemosol submitted an application to the Medicines Control Agency, the regulatory authority in the U.K., for marketing approval of HEMOLINK in the U.K. Hemosol intends to follow the Mutual Recognition Procedure registration route for HEMOLINK in the rest of Europe, with the U.K. as the reference member state. Under this procedure, the reference member state is responsible for the primary review of the marketing application. Once the review is complete and if the HEMOLINK application is judged to be satisfactory and receives approval in the U.K., other selected European countries will be asked to recognize the approval. By May 2001, the Medicines Control Agency had completed its review of the marketing application and provided a series of questions to Hemosol. A complete response by the Company to the Medicines Control Agency will not be possible until additional clinical trial data is available.

           On August 13, 2001, Hemosol received notification from the FDA of changes that the FDA wanted made to its Phase III clinical trial protocol for HEMOLINK to strengthen the efficacy analysis for inclusion in a Biologic Licence Application. On November 21, 2001, following discussions with the FDA and making changes to the clinical trial protocol to address the FDA's concerns, Hemosol received clearance from the FDA to begin a Phase II clinical trial with HEMOLINK in primary CABG surgery. Under the revised protocol, this trial was to include

180 patients undergoing primary CABG surgery at approximately 40 centres in the U.S., the U.K. and Canada.

           On January 31, 2002, the FDA notified Hemosol that it could proceed with a second Phase II trial in "re-do" CABG surgery. This two-armed study planned to investigate the efficacy of HEMOLINK in approximately 140 patients at approximately 40 centres in the U.S.

           In March 2002, Hemosol received clearance from the FDA to begin a Phase II clinical trial (HLK 211) of HEMOLINK as a treatment for chemotherapy-induced anemia. The single-blind, dose-comparison study is designed to evaluate the safety and tolerability of a short course of HEMOLINK in 50 patients in the U.S. with lung or ovarian cancer who are being treated with erythropoietin for chemotherapy-induced anemia.

           In November 2002, Hemosol received clearance from the FDA to begin a Phase II clinical trial (HLK 210) to assess the efficacy and safety of HEMOLINK in patients undergoing high blood loss orthopedic surgery. Based on prior discussions with the FDA, Hemosol expected that the primary CABG surgery trial, along with the orthopedic surgery trial, would form the basis for the initiation of Hemosol's Phase III program, pivotal for approval to market HEMOLINK in the U.S. The completion of the "re-do" CABG surgery trial was not deemed necessary by the FDA in order to proceed to Phase III.

           In February 2003, Hemosol received clearance to proceed with a study to evaluate the safety and efficacy of HEMOLINK in patients with severe acute anemia (life-threatening blood loss) (HLK 299), for whom red cell transfusion is not a therapeutic option (patients cannot or will not accept red cell transfusion).

           In March 2003, following the receipt by the Company of information from the DSMB for the Phase II CABG study, Hemosol elected to close enrolment of the study at 152 patients, slightly lower than the originally planned enrolment of 180 patients. Enrolment was suspended in the trial following the DSMB's observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups. Although the DSMB had cleared the trial to continue following the third and final interim safety review, the DSMB's ongoing review of data indicated the potential for an increase in certain cardiac adverse events in the HEMOLINK group. This observation from the cardiac trial interim data may be due to any number of reasons, including variables in the patient population. As a precaution, the Company also voluntarily suspended enrolment in its Phase II clinical study involving the use of HEMOLINK in patients undergoing orthopedic surgery. Based on various reviews of the safety data, Hemosol believes that it needs to complete additional non-clinical work and further discussions with the relevant regulatory agencies will be required prior to re-starting any Phase II studies and proceeding with the severe acute anemia trial.


MARKET

HEMOLINK

           The cost to hospitals associated with the transfusion of a unit of RBCs has been estimated to exceed US$500 per unit, as more stringent safety measures are being implemented to provide the best available screening, testing and handling methodologies.

           It is estimated that approximately US$4.5 billion is spent annually in North America to treat acute anemia. Globally, the acquisition cost alone for RBCs to manage acute anemia is estimated to be as high as US$15 billion. However, oxygen therapeutics have potential application beyond areas where RBCs are currently employed. Specifically, they may provide enhanced outcomes in other medical situations where therapeutically enhanced oxygen delivery may be beneficial to patients, such as in cancer chemo or radiation therapy or situations of life-threatening blood loss.

           It is estimated that approximately 60% of all donor RBC transfusions are used to manage acute anemia due to surgery. According to a 1996 publication, approximately 600,000 Americans and 250,000 Europeans undergo CABG surgery each year, and nearly half of these patients already receive acute anemia therapy under current practice. However, all such patients are at risk of experiencing acute anemia due to their surgery, and the use of HEMOLINK may allow these patients to avoid the consequences of reduced oxygen delivery during the preoperative period. Hemosol's internal forecasts, based on the annual incidence of cardiac surgery in North America alone, indicate that the overall potential for HEMOLINK is approximately 1.5 million 25-gram therapeutic doses per year, assuming all cardiac surgery patients receive HEMOLINK to treat or avoid acute anemia.

THERAPEUTIC PROTEINS

           According to Market Bureau Research Inc., the annual market for proteins capable of being isolated using the Cascade was approximately US$5.6 billion in 2002 and is expected to increase to US$6.0 billion in 2005. Hemosol is the first licensee of the Cascade technology and, subject to certain conditions, will be its exclusive user to manufacture products for sale into the North American market, which is the largest single market for plasma-based proteins. Commercial sales of therapeutic products manufactured by the Cascade will require the advance approval of the applicable regulatory agency in each jurisdiction where sales are contemplated.


COMPETING PRODUCTS

Oxygen Therapeutics

           Hemoglobin-based oxygen carriers are part of a larger class of products known as oxygen therapeutics. Oxygen therapeutic products currently fall into two major categories: approaches based on hemoglobin (human or bovine) and those based on perfluorocarbon technology. In the case of the hemoglobin-based oxygen carriers ("HBOCs"), hemoglobin properties are modified by cross-linking and by polymerization of the modified hemoglobin itself. HBOCs bind and release oxygen in a manner similar to that of endogenous hemoglobin contained within RBCs. In contrast, perfluorocarbon oxygen carriers are water-soluble organic liquids that dissolve oxygen (as well as other gases) as a means of transporting this life-sustaining gas to tissues.

           HEMOLINK is a hemoglobin replacement product which falls into the class of human-derived HBOCs. It was the first HBOC to have successfully completed and fully reported on a Phase III clinical trial.

           Several clinical studies by Hemosol's competitors using both human and bovine-derived HBOCs manufactured by Northfield Laboratories Inc. ("Northfield") and Biopure Corporation ("Biopure"), respectively, as well as at least one perfluorocarbon, have been completed covering various elective surgical indications. Indications under evaluation by Hemosol's competitors include cardiovascular surgery (CABG surgery and aortic aneurysm repair), orthopedic surgery (hip, knee and spine), and general surgery (including digestive and urinary tract procedures). In the fourth quarter of 2002, Biopure filed with the FDA an application for approval to market its HBOC in the U.S. for use in adult patients undergoing elective orthopedic surgery. The Biopure licence application continues to be under FDA review and it is uncertain when the review process will be completed. Northfield is actively enrolling patients into a Phase III Ambulance Trauma Trial which is expected to continue through 2005.

           Overall, the competitive landscape has not changed significantly over recent years. Since oxygen therapeutics are an entirely new class of biopharmaceuticals, the challenges for completing the required clinical trials and successfully navigating the complex regulatory requirements are considerable. Based on its review of the competitive environment, Hemosol believes that it is unlikely that any company will gain marketing approval for an oxygen therapeutic product in a significant, developed country market within the next two to three years. The Company also believes that once an approval of an oxygen therapeutic for any indication is obtained, additional valuable experience will follow that will expedite additional approvals for an increasing number of indications.

           The Company also believes that there are two major global market dynamics for oxygen therapeutics that will ensure that no one competitor can create an unassailable market position:

           o first, the global market for all possible indications is substantial, providing opportunity for multiple participants; and

           o second, this large market will create enormous manufacturing demand. The required financial and technology resources, coupled with the time needed to commission and obtain regulatory approval of commercial manufacturing facilities, will preclude one party from dominating any market.

Therapeutic Proteins

           The Cascade process is a novel plasma separation technology that is designed to recover specific proteins from human plasma. Current technology for the recovery of these proteins is relatively inefficient resulting in lower yields than can be achieved with the Cascade. As a result, Hemosol intends to produce these proteins more efficiently and at lower cost than other suppliers using traditional plasma separation technologies. Additionally, the Cascade has the potential to recover proteins that are not recoverable using conventional technology, providing additional competitive advantage to Hemosol.

RAW MATERIALS

HEMOLINK

           The purification and cross-linking technology that Hemosol uses enables it to process hemoglobin derived from humans. High-quality raw materials are readily available. Hemosol's current source of raw materials is outdated RBCs collected from various FDA-approved collection centres in the U.S. As demand for HBOCs grows, Hemosol expects that the blood system will evolve to make additional RBCs available for manufacture. Hemosol believes that it will be in the interest of suppliers to make RBCs available to companies like Hemosol.

           Prior to January 2004, Hemosol sourced RBCs through the Pennsylvania Plasma Company ("Pennsylvania Plasma"), a wholly-owned subsidiary of BioLifeSciences, a Division of Baxter Pharmaceuticals. Hemosol had established agreements with a number of FDA-approved collectors of RBCs. Pennsylvania Plasma, as the Company's exclusive supplier agent for RBCs, administered the procurement activity of RBCs for use in the production of HEMOLINK on behalf of the Company. Due to the Phase II clinical trial suspensions and as the Company has sufficient inventory of HEMOLINK to complete future non-clinical studies, Hemosol terminated its contract with Pennsylvania Plasma as of December 31, 2003. As future raw materials are needed to support the manufacture of HEMOLINK, Hemosol will have access to a number of blood collection organizations to meet foreseeable future needs.

Therapeutic Proteins

           The commercial activity contemplated under the strategic alliance with ProMetic calls for the discovery, development and manufacture of therapeutic and non-therapeutic products derived from human blood plasma. Plasma is one of several key products that are supplied through the donation of blood at blood collection centres. Following collection, plasma can be purchased in bulk quantities from a variety of suppliers, including the ARC, on a global basis. The ProMetic MOU includes the agreement in principle of the ARC to supply the requisite raw materials to Hemosol and Hemosol is also permitted to source and purchase plasma from the supplier(s) of its choice on a worldwide basis. As such, Hemosol expects to be able to purchase sufficient quantities of human plasma to support the commercialization of the products it seeks to produce with the Cascade.


INTELLECTUAL PROPERTY

           Patents, trademarks, trade secrets, technology, know-how and other proprietary rights are important to Hemosol's business. Hemosol actively seeks patent protection in the U.S., Canada and abroad, and closely monitors patent activities related to its business areas. Hemosol has an exclusive licence to three issued U.S. patents and owns four additional U.S. patents covering the hemoglobin purification and cross-linking technologies used in the manufacturing of its hemoglobin-based oxygen carrier HEMOLINK. Hemosol has issued patents and patent applications covering 16 patent families pertaining to potential new products that are based on technologies covering hemoglobin-based oxygen carriers, hemoglobin-based drug delivery and cell expansion. All of Hemosol's current employees have entered into confidentiality and intellectual property assignment agreements. In addition, Hemosol has trademark applications or registration for HEMOLINK in Canada, U.S. and other countries. Hemosol is pursuing and/or has obtained trademark registration in Canada, the U.S. and selected countries for HEMOSOL, Hemosol's H logo and other trademarks related to the HEMOLINK product.

LICENSED TECHNOLOGY

           Under an amended and restated licence agreement dated as of March 1, 1999 between Hemosol and the Department of National Defence, Hemosol licenses an invention which enables the preparation of a hemoglobin-based oxygen carrier using a process of pasteurization of a hemoglobin solution in the carbonmonoxylated form (i.e., reacted with carbon monoxide) and cross-linking hemoglobin using oxidized oligosaccharides, including oxidized raffinose (o-raffinose). This licence is exclusive to Hemosol and gives Hemosol exclusive rights to use the technologies in 25 countries. Under this licence, Hemosol is required to pay to the Canadian government royalties based upon net sales of products produced using the licensed technology, as well as a percentage of annual consideration received for sublicensing this technology. Hemosol is required to pay in advance minimum annual royalties to the Canadian government equal to the greater of $10,000 and 20% of the royalty payable during the immediately preceding year. Hemosol has the right to commute future royalties payable to the Canadian government by paying the greater of $4 million or an amount equal to five times the previous year's royalties. Hemosol believes that this licence is presently in good standing. All patents in this series are now issued.

           In October 2000, Hemosol purchased from Baxter Biotech S.a.r.l., a subsidiary of Baxter Healthcare Corporation, certain intellectual property related to drug delivery technology. Pursuant to the purchase agreement, Hemosol must make cash payments to Baxter over a three-year period and pay Baxter a 4% royalty on sales of products incorporating the intellectual property purchased pursuant to the agreement.

PROPRIETARY TECHNOLOGY

           Hemosol filed a patent application entitled "Selective Crosslinking of Hemoglobin by Oxidized Ring-Opened Saccharides", initially in the U.S. in March 1993. Subsequently, Hemosol extended this application to cover Canada, Europe, Mexico, Australia, New Zealand, South Korea, Japan and China. The patent has been issued in all countries where the application was filed. These patents cover methods to increase cross-linking specificity with oxidized di- and tri-saccharides, including o-raffinose. In addition, Hemosol is pursuing protection of various innovations to the manufacturing process and other inventions related to its core activities.

           In June 1998, a U.S. patent was issued providing protection for the HEMOLINK product itself, a chemically modified, cross-linked hemoglobin composition which is useful as an oxygen carrier in the treatment of anemia and in transfusion applications. This patent describes chemically-linked hemoglobin molecules having molecular weights between 64,000 and less than 600,000 daltons while avoiding very large molecules.

           Hemosol has filed patent applications for its displacement chromatography process in the U.S., Europe, Mexico, Australia, South Korea, South Africa, Israel, China, Japan, Korea, Czech Republic, Hungary, Poland, Russian Federation, Slovakia and Ukraine. Hemosol filed a continuation in-part application in the U.S. to cover later developments in the technology. The patent has been issued in all these countries except Japan where it is still pending. Two U.S. patents have also been issued. The "Displacement Chromatography Process" patents cover the process by which Hemosol obtains extensively purified hemoglobin prior to cross-linking as well as other potential applications for the technology.

           Hemosol constantly monitors relevant patents applied for or issued to its competitors. Upon locating a patent or patent application of a third party which appears to Hemosol to pose a threat to its operations or proposed operations, Hemosol takes steps to evaluate the significance of the threat, including in certain cases, obtaining outside counsel's opinions. In several instances, Hemosol has entered and prosecuted formal opposition to the grant of European patents to potential competitors, in some instances in concert with other companies in the industry. In 2002, Hemosol was an active opponent to four European patents. One case that was under appeal by the patentee was fully resolved to Hemosol's satisfaction. In 2003, Hemosol was successful in another opposition case where it had the European patent revoked in its entirety. In 2004, Hemosol is engaged in an appeal hearing in one case and is waiting for a first hearing date in another case. Hemosol has established an effective mechanism of cooperation with international legal counsel to monitor and evaluate European patents and patent applications. Hemosol will prepare and prosecute other European patent oppositions as and when it believes they are warranted.

HUMAN RESOURCES

           Hemosol has been successful in recruiting a cadre of experienced research, development, manufacturing, quality assurance, quality control, clinical administrative and regulatory personnel needed to advance through clinical studies. As at December 31, 2002, Hemosol employed approximately 150 employees and utilized the services of several consultants.

           In April 2003, the Company took proactive steps to manage its cash burn-rate and scale back all spending not related to the analysis of the Phase II clinical trials data, by giving eight weeks' working notice to substantially all of its employees, as a result of which Hemosol's full-time staff was reduced to approximately 40 employees at the end of the notice period. To preserve the greatest strategic flexibility in the circumstances, retention packages were provided to a core group of senior personnel. The cash cost of these severances and the retention program was approximately $1.8 million. As a result of its cost savings initiatives, the Company's average monthly cash burn-rate has been reduced to approximately $1.2 million. In the event that Hemosol resumes its clinical trial program, Hemosol expects to maintain and recruit the staff required for such purposes.

           In May 2003, Mr. John Kennedy, the Company's then President and Chief Executive Officer, took a medical leave of absence for an indeterminate period of time and Mr. Lee Hartwell, the Company's then Chief Financial Officer, was appointed Interim Chief Executive Officer. Mr. Kennedy passed away on June 4, 2003. Lee Hartwell has subsequently been appointed Hemosol's President and Chief Executive Officer while maintaining his position as Chief Financial Officer.


PROPERTY, PLANTS AND EQUIPMENT

           The Meadowpine Facility located in Mississauga, Ontario is Hemosol's corporate headquarters and manufacturing facility. It comprises approximately 130,000 square feet and houses all of Hemosol's principal operations.

           The construction and commissioning of the manufacturing portion of the Meadowpine Facility was completed in the first quarter of 2003. The Meadowpine Facility has initial production capacity of 300,000 units of HEMOLINK per year and further potential for expanding production capacity to 600,000 units per year. The Meadowpine Facility also has the infrastructure, specialized equipment and trained personnel necessary to provide biopharmaceutical manufacturing services on a contract basis. The total cost of construction, commissioning and validation of the Meadowpine Facility will be approximately $90 million, of which Hemosol had spent approximately $86.6 million as of December 31, 2003.

           Given the completion of the Meadowpine Facility, the Company determined that the Skyway facility (the "Skyway Facility") located near Toronto's Pearson International Airport, which was previously leased by Hemosol, was no longer required for the execution of Hemosol's business strategy. Consequently, on December 1, 2003, Hemosol terminated its lease and sublease obligations and sold the equipment located at the Skyway Facility for net proceeds of $1.1 million.


ENVIRONMENTAL MATTERS

           The Company's operations are subject to Canadian federal, provincial and municipal environmental laws. Hemosol has adopted an environmental policy that commits Hemosol to compliance with applicable environmental laws. The Company has established an environmental management system to manage, control and restrict the potential environmental impact of Hemosol's operations and to ensure continued compliance with applicable environmental laws. Hemosol believes that it is currently in material compliance with all applicable environmental laws.

           Licensed contractors collect Hemosol's biomedical waste solids and liquid chemical waste for disposal. Hemosol discharges process waste waters containing trace blood components as effluent to municipal sanitary sewers. Waste water samples taken by the municipality confirm that the effluent discharge is within the limits prescribed by the municipal sewer use by-law. The Company also uses small quantities of radioisotopes in research activities. The use and management of these radioisotopes is authorized and governed by a federal licence granted to Hemosol.


CREDIT FACILITY

           On October 25, 2002, The Bank of Nova Scotia (the "Bank") agreed to provide a $20 million term loan to Hemosol (the "Loan"). Hemosol's obligations in connection with the Loan are secured by a fixed and floating first charge in favour of the Bank over all of Hemosol's real and personal property assets. The Loan replaced Hemosol's undrawn $35 million senior credit facility which had a $15 million cash collateral requirement. The terms of the Loan include less restrictive covenants and interest at the reduced rate of prime plus 1% per annum, or a bankers' acceptance fee of 2% per annum, compared to prime plus 3% per annum for the unused senior credit facility. As a result, Hemosol formally terminated the senior credit facility on November 22, 2002. In addition, an unused $12.5 million subordinate credit facility was also formally terminated on November 22, 2002. Total deferred debt issue costs of approximately $6.5 million were written off during the fiscal year as a result of the cancellation of the

$35 million senior and $12.5 million subordinate credit facilities. These costs represented both cash and non-cash items.

           The Loan, which is fully drawn, was initially to expire on May 25, 2004, but was extendible for up to an additional twelve-month period. On October 22, 2002, Hemosol entered into a memorandum of understanding with MDS pursuant to which MDS agreed to guarantee the Loan under a guarantee (the "MDS Guarantee"). Under the MDS Guarantee, the Bank agreed to request payment from MDS prior to exercising its remedies under the security granted by Hemosol and MDS would be subrogated to and take an assignment of the rights and remedies of the Bank under the Loan and the security granted by Hemosol in connection with the Loan.

           As consideration for providing the MDS Guarantee, Hemosol issued 6,000,000 warrants (the "Tranche A Warrants") to MDS. Each Tranche A Warrant entitles MDS to subscribe for and purchase one Hemosol Share at a price of $1.00. 5,000,000 Tranche A Warrants are exercisable, in whole or in part, from and after the date upon which the MDS Guarantee was delivered by MDS (the "Guarantee Date") and prior to the later of the third anniversary of the Guarantee Date and, if the Loan is not repaid within 15 months of the Guarantee Date (the "Initial Term"), twelve months following the date upon which the Loan is repaid in full.

           For each whole or part month that the Loan remains outstanding beyond the Initial Term (to a maximum of three additional months) (each such whole or part month being an "Extension Month"), MDS may exercise Tranche A Warrants entitling it to subscribe for 333,333 Hemosol Shares at any time and from time to time during the period from and after the first day of the subject Extension Month and prior to the third anniversary of such date. As the Initial Term expired on January 22, 2004, MDS became entitled to exercise 333,333 Tranche A Warrants on February 22, 2004 and an additional 333,333 Tranche A Warrants on March 22, 2004.

           If the 5,666,666 Tranche A Warrants which are immediately exercisable as of the date hereof were to be exercised, MDS would directly or indirectly control 12,216,563 Hemosol Shares, representing 21.8% of the Hemosol Shares issued and outstanding as of the date of this AIF. If the Loan remains outstanding beyond April 22, 2004, all of the 6,000,000 Tranche A Warrants would be exercisable and if exercised by MDS, MDS would hold 12,549,897 Hemosol Shares, representing 22.4% of the Hemosol Shares issued and outstanding as of the date hereof.

           The original memorandum of understanding between Hemosol and MDS contemplates that, in the event that regulatory approval is obtained to issue an additional 4,000,000 warrants (the "Tranche B Warrants") to MDS on a date which is at least six months from the Guarantee Date to entitle MDS to subscribe for and purchase up to 4,000,000 Hemosol Shares at a price of $1.00 per Hemosol Share, the Loan may be extended for up to twelve additional months (to a maximum of 30 months in the aggregate). In such case, the Company will issue 4,000,000 Tranche B Warrants to MDS following receipt of regulatory approval to do so. For each whole or part month that the Loan remains outstanding beyond 18 months (to a maximum of twelve additional months) (each such whole or part month being an

"Additional Extension Month"), MDS may exercise Tranche B Warrants entitling it to subscribe for 333,333 Hemosol Shares (333,337 in the final Additional Extension Month, to reach a total of 4,000,000) at any time and from time to time during the period from and after the first day of the subject Additional Extension Month and prior to the earlier of the third anniversary of such date and the fifth anniversary of the Guarantee Date.

           In December 2003, MDS agreed to extend the MDS Guarantee from June 15, 2004 to October 21, 2004, and the Bank agreed to extend the expiry date of the Loan from May 25, 2004 to October 1, 2004. In the event that the Tranche B Warrants are issued to MDS by August 25, 2004 (approval by the Shareholders for such issuance having been obtained at the special meeting of Hemosol held on January 22, 2004), the MDS Guarantee will extend to June 20, 2005, in which case the Loan will be repayable on May 25, 2005. In the event that the Tranche B Warrants are not issued to MDS by August 25, 2004, MDS will have the option of terminating the MDS Guarantee, in which case the Loan will be repayable on October 1, 2004.

           In 2003, Hemosol drew down the entire amount of $20 million available to it under the Loan.


RISKS AND UNCERTAINTIES

           Hemosol's products are in development and have not yet been marketed commercially. The business of the Company entails significant risks, including the costs and time involved to obtain required regulatory approvals, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of Hemosol's products, and competition from other biopharmaceutical companies.


GENERAL BUSINESS RISKS


HEMOSOL'S ABILITY TO CONTINUE AS A GOING CONCERN IS DEPENDENT UPON ITS ABILITY TO SECURE ADDITIONAL FINANCING.

           Hemosol's ability to continue as a going concern is dependent upon its ability to secure additional financing in order to be able to continue its product development activities, implement the Cascade at the Meadowpine Facility and successfully bring its products to market.

           Currently, the Company is in negotiations with strategic investors and financial institutions to obtain additional financing in several different forms. However, the successful conclusion of these transactions cannot be predicted at this time. Should these efforts be unsuccessful, there will be substantial doubt about Hemosol's ability to continue as a going concern.


HEMOSOL'S PRODUCTS ARE IN VARIOUS STAGES OF DEVELOPMENT AND HAVE NOT YET BEEN PRODUCED OR MARKETED COMMERCIALLY, MAKING IT DIFFICULT TO EVALUATE ITS BUSINESS.

           Hemosol's operations to date have consisted primarily of developing and testing its products. The Company has no operating history upon which to evaluate its business and prospects. To succeed, the Company must develop its products on a commercial scale, which will require, among other things, obtaining appropriate regulatory approvals, identifying and successfully penetrating key markets for its products and selling sufficient quantities of its products at the margins necessary to fund the Company's continuing operations and growth strategy.


HEMOSOL'S FAILURE TO RETAIN AND ATTRACT PERSONNEL COULD HARM ITS BUSINESS, OPERATIONS AND PRODUCT DEVELOPMENT EFFORTS.

           Hemosol's products require sophisticated management, research and development, marketing and sales, regulatory and clinical development personnel. Hemosol's success depends on its ability to attract, train and retain such personnel. The market for the highly trained personnel the Company requires is very competitive, due to the limited number of people available with the necessary technical skills and understanding of its products and technology. In addition, the Company terminated the employment of substantially all its employees, which restricts Hemosol's current activity levels. In order for Hemosol to resume its clinical trials for HEMOLINK and implement the Cascade at commercial levels at the Meadowpine Facility, it will require new employees who may not be available or would be difficult to replace in the time frame required or at competitive compensation rates. If the Company fails to retain and attract qualified personnel, its business operations and product development efforts will suffer.


HEMOSOL'S INTELLECTUAL PROPERTY RIGHTS MAY NOT PROVIDE MEANINGFUL COMMERCIAL PROTECTION FOR ITS PRODUCTS. THIS COULD ENABLE THIRD PARTIES TO USE HEMOSOL'S TECHNOLOGY, OR VERY SIMILAR TECHNOLOGY, AND COULD REDUCE ITS ABILITY TO COMPETE IN THE MARKET.

           The Company relies on patent, copyright, trade secret and trademark laws to limit the ability of others to compete with it using the same or similar technology. However, these laws afford only limited protection and may not adequately protect Hemosol's rights to the extent necessary to sustain any competitive advantage it may have. Hemosol's patents, or those it licenses, may be challenged, invalidated or designed around by third parties. Hemosol's patent applications may not issue as patents in a form that will be advantageous to it, or at all. If Hemosol's intellectual property does not prove to have sufficient protection against competition, its competitors could compete more directly with Hemosol. Moreover, if the Company loses any key personnel, it may not be able to prevent the unauthorized disclosure or use of Hemosol's technical knowledge or other trade secrets by those former employees despite the existence of non-disclosure and confidentiality agreements and other contractual restrictions to protect Hemosol's proprietary technology.


HEMOSOL'S SUCCESS WILL DEPEND PARTLY ON ITS ABILITY TO OPERATE WITHOUT INFRINGING THE PROPRIETARY RIGHTS OF OTHERS.

           Third parties may claim that Hemosol's products infringe their intellectual property rights. This risk is exacerbated by the fact that the validity and breadth of medical technology patents involve complex legal and factual questions for which important legal principles remain unresolved. Hemosol's competitors or others may assert that its products and the methods it employs may be covered by patents held by them.

           In addition, because patent applications can take many years to issue, there may be currently pending applications of which the Company is unaware, which may later result in issued patents which Hemosol's products infringe. There could also be existing patents of which Hemosol is not aware that its products may infringe. As the Company commercializes its hemoglobin-based oxygen carriers and as competitors commercialize other hemoglobin replacement products in the future, the possibility of patent infringement claims against the Company may increase.

           If the Company loses a patent infringement lawsuit, it could be required to pay substantial monetary damages. Moreover, the Company could be prevented from selling its products unless it can obtain a licence to use technology or ideas covered by any such patent or are able to redesign Hemosol's products to avoid infringement. A licence may not be available at all or on terms acceptable to the Company, or the Company may not be able to redesign Hemosol's products to avoid any infringement. Modification of Hemosol's products or development of new products could require the Company to conduct additional clinical trials and to revise its filings with health regulatory agencies, which could be time-consuming and expensive. The Company will be materially harmed if it is unable to successfully defend any infringement litigation relating to these patents or is unable to obtain any required licence or sub-licence to these patents. In addition, the costs and time commitments involved in litigation could harm Hemosol's business.


IF THE COMPANY IS UNABLE TO DEVELOP NEW PRODUCTS TO KEEP PACE WITH TECHNOLOGICAL DEVELOPMENTS IN THE BIOMEDICAL FIELD, ITS REVENUES MAY BE ADVERSELY AFFECTED.

           The biomedical field, which is the market for Hemosol's products, is characterized by rapid technological change, new and improved product introductions, changes in regulatory requirements and evolving industry standards.

           Although the Company is currently developing a new series of products based on research and development activities conducted to date, the Company may not be successful in developing or introducing to the market these or any other new products or technology. If the Company fails to develop and deploy new products on a successful and timely basis, the Company may become non-competitive and unable to recoup the research and development and other expenses incurred to develop and test new products.


THE COMPANY HAS A HISTORY OF LOSSES AND EXPECTS FUTURE LOSSES.

           The Company has had losses from operations for each fiscal year since its inception. The Company expects to continue to incur losses from operations until it is able to commercialize HEMOLINK and/or products developed under its strategic alliance with ProMetic. While the Company also continues to advance a number of initiatives to generate revenue in the near term through the provision of manufacturing services at the Meadowpine Facility to third parties in the life sciences sector, Hemosol expects net cash outflows and operating and net losses to increase for the near term. If Hemosol's products under development are not commercially viable, it may never achieve profitability. Even if Hemosol achieves profitability, it may not be able to sustain or increase profitability on an ongoing basis.

HEMOSOL'S PROFITABILITY WILL BE AFFECTED IF IT EXPERIENCES PRODUCT LIABILITY CLAIMS IN EXCESS OF ITS INSURANCE COVERAGE.

           The testing and marketing of medical products, even after regulatory approval, has an inherent risk of product liability. The Company maintains product liability insurance coverage in the total amount of $20 million relating to Phase I, II and III clinical trials. The Company intends to obtain more extensive coverage as the development of its products progresses. Hemosol's profitability would be adversely affected by a successful product liability claim in excess of its insurance coverage. The Company cannot guarantee that product liability insurance will be available in the future or be available on reasonable terms.


THE HEMOGLOBIN THE COMPANY OBTAINS FOR ITS PRODUCTS COULD CONTAIN INFECTIOUS AGENTS.

           Any product derived from human blood, notwithstanding the rigorous testing procedures now used for the selection of donor blood, can conceivably carry infectious agents, known or as yet unknown, that were present in the source blood. In the manufacture of HEMOLINK, the procedure by which the hemoglobin is purified includes a sequence of validated steps to remove or inactivate viral and other potentially infectious material. While the Company is confident that its process has achieved the highest standard of purity, there is a theoretical and remote risk that an infectious agent could remain in the product or resist these stringent procedures. If the red blood cells Hemosol obtains contain infectious agents, it could result in a loss of, or a delay in, the commercialization of HEMOLINK. Such defects could cause adverse publicity, damage Hemosol's reputation and impair its ability to market its products. In addition, the Company may be subject to significant liability claims.


RISKS ASSOCIATED WITH THE STRATEGIC ALLIANCE WITH PROMETIC


FULL IMPLEMENTATION OF THE STRATEGIC ALLIANCE IS SUBJECT TO THE EXECUTION OF DEFINITIVE AGREEMENTS.

           On December 3, 2003, Hemosol and ProMetic executed the ProMetic MOU which detailed the principal commercial terms of a strategic alliance between the parties as well as the agreement in principle of the ARC for the supply of raw materials to Hemosol and the purchase from Hemosol of specific therapeutic products isolated using the Cascade (see "General Development of the Business - Recent Developments"). Pursuant to the ProMetic MOU, Hemosol and ProMetic committed to using their best commercial efforts to negotiate and execute all definitive agreements necessary to fully implement this strategic alliance. There is a risk that the parties will be unable to conclude negotiations in a manner that is mutually agreeable and, as a result, be unable to arrive at terms for the definitive agreements that are required to fully implement the strategic alliance with ProMetic.

           Pursuant to the ProMetic MOU, Hemosol has undertaken to enter into negotiations with the ARC with respect to setting the terms of the definitive supply and purchase agreement.

           Hemosol expects to be in a position to pursue actual discussions and negotiations with the ARC only upon the execution of definitive agreements with ProMetic. No assurance can be provided that the negotiations with the ARC will be pursued by Hemosol and, if they are, that such negotiations will be successful in defining and executing a supply and purchase agreement between Hemosol and the ARC or any other agreements required to implement the terms of the agreement in principle entered into by the ARC in connection with the ProMetic MOU.


THE CASCADE HAS NOT BEEN IMPLEMENTED AT THE COMMERCIAL SCALE ENVISIONED BY THE PROMETIC MOU.

           Hemosol is the first licensee of the Cascade and will be the first party to attempt to implement the technology on a large commercial scale. The principal process and technology of the Cascade is comprised of a series of discrete steps that have been optimized and aggregated into a unique sequence. Most of the individual steps of the Cascade have, on a stand-alone basis, demonstrated the ability to produce the product yields and purity required to achieve the commercial goals described in the ProMetic MOU. The ability of the Cascade as a whole, however, is unproven on a commercial scale. The Company has conducted significant scientific and technical analysis of the Cascade and believes that it can cost-effectively and profitably implement the Cascade on a commercial scale to successfully achieve the commercial goals described in the ProMetic MOU. However, there is no assurance that the Company will be able to do so.


RISKS ASSOCIATED WITH THE COMMERCIALIZATION OF THE COMPANY'S PRODUCTS


THE COMPANY IS DEPENDENT ON SUBSTANTIAL WORKING CAPITAL FOR THE SUCCESSFUL COMMERCIALIZATION OF ITS PRODUCTS.

           The Company requires substantial working capital to properly develop, manufacture and sell its products. The Company believes that, following the proactive steps taken in April 2003 to reduce cash burn, its current cash resources, together with the proceeds from the Offering, will be sufficient to fund its anticipated operating and capital expenditures through June 2004, at which point the Company will require additional financing. Hemosol's planned cash requirements may vary materially in response to a number of factors, including:

           o the cost of conducting all required non-clinical analysis with the objective of getting HEMOLINK cleared for further clinical development;

           o research and development and clinical trial results generally;

           o the achievement of key milestones associated with the strategic alliance with ProMetic;

           o          changes in any aspect of the regulatory process; and

           o delays in obtaining all requisite regulatory approvals for the Company's products and Meadowpine Facility.

           Hemosol's capital-raising efforts could involve the issuance and sale of additional Hemosol Shares and/or the sale of some of its assets. The Company may not be able to raise any debt or equity financing if and when it is needed.

If any required financing is not available, Hemosol's ability to continue as a going concern will be in substantial doubt.


THE COMPANY HAS LIMITED MANUFACTURING CAPABILITIES AND LIMITED FINANCIAL RESOURCES, WHICH COULD ADVERSELY IMPACT ITS ABILITY TO COMMERCIALIZE HEMOLINK.

           To date, the Company has carried out Hemosol's production activities only on research and pilot scales. In order to commercialize HEMOLINK successfully, the Company must be able to manufacture HEMOLINK in commercial quantities, in compliance with regulatory requirements, at acceptable costs and in a timely manner. In an effort to significantly shorten the time to profitable commercialization of HEMOLINK, the Company built the Meadowpine Facility with an annual capacity of 300,000 units, in anticipation of regulatory approvals. In light of the recent cessation of clinical trial activity and the refocusing of the Meadowpine Facility pursuant to the Company's strategy to seize commercial opportunities presented by the strategic alliance with ProMetic and by providing manufacturing services, production of HEMOLINK at a large commercial scale may require the use of third party manufacturing facilities in addition to the Company's own manufacturing facilities. Such facilities may not be available within the timeline contemplated by the Company for the effective commercialization of HEMOLINK or such facilities as well as the Meadowpine Facility may require investment by Hemosol to install additional specialized manufacturing equipment to permit the production of HEMOLINK in parallel with the activities contemplated under the ProMetic MOU. Any facility will also have to be approved by regulators in the various jurisdictions in which Hemosol seeks marketing approval for HEMOLINK.

           The resumption of clinical trial activity related to the commercialization of HEMOLINK will be dependent on the outcome of discussions with the relevant regulatory agencies, the Company's ability to secure adequate financial resources and/or the Company's ability to enter into a strategic partnership with a third party that will contribute a portion of the development, regulatory, commercialization and marketing resources and costs that may be required.


EVEN IF THE COMPANY OBTAINS REGULATORY APPROVALS TO MARKET HEMOLINK, THE COMPANY WILL BE SUBJECT TO STRINGENT, ONGOING GOVERNMENT REGULATION AND PLANT INSPECTIONS, WHICH COULD CAUSE UNEXPECTED DELAYS IN THE MANUFACTURE, MARKETING AND SALE OF HEMOLINK.

           In order to seek regulatory approval for the marketing and sale of its products, Hemosol must first successfully complete both pre-clinical studies and clinical trials. These studies and trials must demonstrate that the products are safe and effective for the clinical use for which approval is sought. Even if regulatory authorities approve HEMOLINK, its manufacture, marketing and sale will be subject to ongoing regulation, including inspection and market surveillance for compliance with Good Manufacturing Practice regulations in Canada and other jurisdictions. Any enforcement action resulting from Hemosol's failure to comply with these requirements could adversely affect the manufacture and marketing of HEMOLINK. In addition, regulatory authorities could withdraw a previously approved product from the market upon receipt of newly discovered information and/or require additional, and potentially expensive, studies in areas outside existing approved indications. Adverse results from, or unanticipated delays in, clinical trials or failure to receive the appropriate regulatory approvals could adversely impact Hemosol's business. Unanticipated changes in existing regulations or the adoption of new regulations could adversely affect the manufacture and marketing of Hemosol's products. Ongoing government regulation and plant inspections could cause unexpected delays and adversely impact Hemosol's business. Failure to comply with applicable regulatory requirements may also result in criminal prosecution, civil penalties, recall or seizure of products, or partial or total suspension of production.


RISKS ASSOCIATED WITH REGULATORY APPROVAL REQUIREMENTS

FAILURE TO OBTAIN NECESSARY REGULATORY APPROVALS TO COMMERCIALIZE HEMOLINK OR ANY SIGNIFICANT DELAY IN OBTAINING THESE APPROVALS WOULD HARM HEMOSOL'S BUSINESS.

           On March 13, 2003, based on the recommendation of the DSMB, the Company elected to review safety data prior to continuing enrolment in Hemosol's cardiac trial. This trial involves the use of HEMOLINK in patients undergoing cardiac bypass grafting surgery. The DSMB's recommendation was based on an observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups reflective of myocardial infarctions. This observation from the cardiac trial interim data may be due to any number of reasons, including variables in the patient population. As a precaution, the Company has also voluntarily suspended enrolment in its Phase II clinical study involving the use of HEMOLINK in patients undergoing orthopaedic surgery. In June 2003, the Company completed an internal review which confirmed the observations of the DSMB of an imbalance of certain adverse events reflective of myocardial infarctions between the HEMOLINK and control groups and the Company elected to terminate the study early in order to conduct a full safety analysis. That analysis is continuing and the Company's objective is to establish an agreement with the FDA in the fourth quarter of 2004 for a clinical path for HEMOLINK.

           Upon the successful conclusion of all requisite clinical trial activity, the Company's ability to ultimately commercialize HEMOLINK is subject to regulatory approvals. The Company intends to market HEMOLINK in the U.S., Europe and other international markets and will require separate regulatory approval from each jurisdiction. If the Company does not receive the appropriate regulatory approvals, it will not be able to market or sell HEMOLINK, and Hemosol's business will be adversely affected. Regulatory authorities also require separate approval for each additional proposed indication for the use of HEMOLINK. The Company cannot guarantee that the regulatory authorities will approve HEMOLINK for each indication proposed.


REGULATORY APPROVALS ARE REQUIRED FOR THERAPEUTIC PROTEIN PRODUCTS.

           The commercialization of all plasma-based therapeutic protein products produced using the Cascade will require the receipt of regulatory approvals for each discrete product. In circumstances where Hemosol uses the Cascade to produce products that are already licensed in a given market, the requisite approval process should be abridged as compared to the approval process required for a novel product such as HEMOLINK. Under this abridged scenario, Hemosol, or the party for whom Hemosol is manufacturing the product under contract, will be required to undertake clinical trials to demonstrate that the given product is the "bio-equivalent" (i.e. displays the same or superior key therapeutic and safety qualities) as the licensed product it seeks to compete against. Where Hemosol seeks to commercialize a novel product which does not have a licensed equivalent, a full scale clinical trial and approval process, similar to that for HEMOLINK, will be required. If the Company does not receive the appropriate regulatory approvals, it will not be able to market or sell these products, and Hemosol's business will be adversely affected. Regulatory authorities also require separate approval for each additional proposed indication for the use of such products. The Company cannot guarantee that the regulatory authorities will approve any of the therapeutic products for the indications proposed.


THE COMPANY MAY BE UNABLE TO DEVELOP AND MAINTAIN ADEQUATE SOURCES OF (I) HEMOGLOBIN TO MEET DEMAND FOR HEMOLINK AND (II) PLASMA TO MEET THE DEMAND FOR THERAPEUTIC PROTEIN PRODUCTS.

           Hemoglobin

           Although the Company expects to be able to purchase sufficient quantities of human red blood cells to support the early stages of HEMOLINK's commercialization, it will need to develop other sources of hemoglobin if its source of supply is disrupted or if the market demand for HEMOLINK is greater than anticipated. The Company is advancing proprietary cell expansion technology for the purpose of developing an additional or alternative supply of hemoglobin from cells grown outside the body. However, Hemosol's cell expansion technology is still in the early stages of development.

           The Company utilizes a number of other raw materials and components that are currently provided by sole sourced suppliers. Hemosol will need to identify and qualify alternative backup sources for these components and/or identify other actions to ensure continuous supply of key materials.


           Plasma

           The commercial activity contemplated under the ProMetic MOU calls for the discovery, development and manufacture of therapeutic and non-therapeutic products derived from human blood plasma. Plasma is one of several key products that are supplied through the donation of blood at blood collection centres. Following collection, plasma can be purchased in bulk quantities from a variety of suppliers, including the ARC, on a global basis. The ProMetic MOU includes the agreement in principle of the ARC to supply the requisite raw materials to Hemosol and Hemosol is also permitted to source and purchase plasma from the supplier(s) of its choice on a worldwide basis. As such, Hemosol expects to be able to purchase sufficient quantities of human plasma to support the commercialization of the products it seeks to produce with the Cascade. However, Hemosol may need to develop alternative sources of plasma if its primary supplier(s) are unable to meet the Company's requirements.

ITEM 5     SELECTED CONSOLIDATED FINANCIAL INFORMATION(1)


LAST THREE FINANCIAL YEARS

--------------------- --------------------------------- -------------------------------- --------------------------------
                                 Year ended                       Year ended                       Year ended
                             December 31, 2003                 December 31, 2002                December 31, 2001
                             -----------------                 -----------------                -----------------
--------------------- --------------------------------- -------------------------------- --------------------------------
Revenue                              -                                 -                                -
--------------------- --------------------------------- -------------------------------- --------------------------------
Net Loss                       $(34,942,000)                        $(54,834,000)                    $(38,577,000)
--------------------- --------------------------------- -------------------------------- --------------------------------
Total Assets                    $100,377,000                         $124,312,000                     $144,417,000
--------------------- --------------------------------- -------------------------------- --------------------------------
Deficit                        $(253,177,000)                      $(218,235,000)                   $(163,401,000)
--------------------- --------------------------------- -------------------------------- --------------------------------
Net Loss per
Hemosol Share                     $(0.75)                              $(1.23)                          $(0.98)
--------------------- --------------------------------- -------------------------------- --------------------------------


LAST EIGHT QUARTERS

------------------------ --------------------------------- --------------------------------- ---------------------------------
                                                                                                       Net Loss per
                                     Revenue                           Net Loss                       Hemosol Share
                                     -------                           --------                       -------------
------------------------ --------------------------------- --------------------------------- ---------------------------------
December 31, 2003                       -                           $(10,947,000)                        $(0.22)
------------------------ --------------------------------- --------------------------------- ---------------------------------
September 30, 2003                      -                            $(3,984,000)                        $(0.09)
------------------------ --------------------------------- --------------------------------- ---------------------------------
June 30, 2003                           -                            $(9,624,000)                        $(0.21)
------------------------ --------------------------------- --------------------------------- ---------------------------------
March 31, 2003                          -                           $(10,387,000)                        $(0.23)
------------------------ --------------------------------- --------------------------------- ---------------------------------
December 31, 2002                       -                           $(11,408,000)                        $(0.26)
------------------------ --------------------------------- --------------------------------- ---------------------------------
September 30, 2002                      -                           $(11,754,000)                        $(0.26)
------------------------ --------------------------------- --------------------------------- ---------------------------------
June 30, 2002                           -                           $(19,923,000)                        $(0.47)
------------------------ --------------------------------- --------------------------------- ---------------------------------
March 31, 2002                          -                           $(11,749,000)                        $(0.29)
------------------------ --------------------------------- --------------------------------- ---------------------------------


DIVIDEND POLICY

           Hemosol has paid no dividends to date on the Hemosol Shares and does not expect that earnings will be available for the payment of dividends in the foreseeable future. If and when earnings become available, it is expected that they will be retained to finance the growth of the Company's business and to expand its research and product development activities.

ITEM 6 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

           Management's discussion and analysis of financial conditions and results of operations contained in the Company's 2003 Annual Report is incorporated herein by reference.


-------------
(1) In accordance with Canadian GAAP.

ITEM 7     MARKET FOR SECURITIES

           The Hemosol Shares are listed and posted for trading on the TSX and quoted on NASDAQ.

ITEM 8     DIRECTORS AND OFFICERS

           The following tables set forth the names and municipalities of residence, the position held with Hemosol and the principal occupation during the preceding five years of each of the directors and officers of Hemosol. All directors are elected to hold office until the next annual meeting of shareholders of Hemosol or until his successor is elected or appointed.


DIRECTORS

NAME, MUNICIPALITY OF                                                                                                  PERIOD OF
RESIDENCE AND OFFICE HELD                   PRINCIPAL OCCUPATION                                                        SERVICE
-------------------------                   --------------------                                                        -------
Edward K. Rygiel, Toronto, ON               Executive Chairman, MDS Capital Corp. (a health-related venture            Since 1987
Chairman of the Board and Director          capital firm) and Executive Vice President, MDS (a health and life sciences company); prior thereto, President and Chief Executive
                                            Officer, MDS Capital Corp.

George W. Masters, Church Point, NS         Chairman, Biocatalyst Yorkton Inc.(a venture capital and management        Since 1989
Vice Chairman of the Board and Director     services company)

Lee D. Hartwell, Toronto, ON                President, Chief  Executive Officer and Chief Financial Officer,           Since 2003
President, Chief Executive Officer and      Hemosol; prior thereto, Vice President/Chief  Financial Officer,
Chief Financial Officer                     Bracknell Corp.

Mitchell J. Kostuch, Toronto, ON            President, Kostuch Publications Limited (publisher of business             Since 1987
Director                                    magazines)

R. Ian Lennox, Oakville, ON                 Group President & CEO, Pharmaceutical & Biotech Markets, MDS (a            Since 1997
Director                                    health and life sciences company); prior thereto,  President and Chief
                                            Executive Officer, MDS Drug Discovery & Development, MDS; prior thereto, President & Chief Executive Officer, Phoenix Life Sciences
                                            Inc. (a clinical research organization); prior thereto, President and
                                            Chief  Executive Officer, Drug Royalty Corporation Inc. (a
                                            pharmaceutical royalty interest acquisition company)

Wilfred G. Lewitt, Toronto, ON              Chairman, MDS (a health and life sciences company)                         Since 1987
Director

Edward E. McCormack, Toronto, ON            Business Advisor and Independent Director;  prior thereto, President,      Since 2002
Director                                    Almad Investments Limited (a real estate investment firm) and Beaver
                                            Power Inc.; prior thereto, CFO of Novopharm Inc.

Robert H. Painter, Toronto, ON              Professor Emeritus:  Biochemistry and Immunology, Faculty of Medicine,     Since 1990
Director                                    University of Toronto (retired)


C. Robert Valeri, Marblehead, MA, U.S.      Director of the Naval Blood Research Laboratory, Professor of              Since 1992
Director                                    Medicine and Research, Professor ofS urgery, Boston University School of Medicine

Nelson M. Sims, Key West, FL, U.S.          President & CEO, Novavax Inc. (a specialty biopharmaceutical               Since 2001
Director                                    company), Director of MDS (a health and life sciences company); prior thereto, Executive with Eli Lilly and Company, including President of
                                            Eli Lilly Canada Inc.

           For the 2003 fiscal year, the Board of Directors had the following standing committees:

           o Audit Committee, the current members of which are Edward McCormack (Chairman), George W. Masters, Mitchell J. Kostuch and Nelson M. Sims;

           o Corporate Governance and Nominating Committee, the current members of which are Wilfred G. Lewitt (Chairman) and Edward K. Rygiel;

           o Human Resources and Compensation Committee, the current members of which are Edward K. Rygiel (Chairman), George
                      W. Masters and R. Ian Lennox;

           o Clinical and Regulatory Committee, the current members of which are George W. Masters (Chairman), Robert H. Painter and C. Robert Valeri. The mandate of this committee has been expanded to assume the role previously played by the SAB, which was dissolved in February 2004. This new mandate provides the Clinical Regulatory Committee with the flexibility to utilize such external resources and consultants as may be required. Accordingly, certain members of the dissolved SAB who are not members of the Board of Directors have been retained to advise the Clinical and Regulatory Committee in its expanded capacity;

           o Environmental, Health and Safety Committee, the current members of which are Mitchell J. Kostuch (Chairman) and Edward McCormack;

           o Finance Committee, the current members of which are Wilfred G. Lewitt (Chairman), Mitchell J. Kostuch and R. Ian Lennox; and

           o Marketing Committee, the current members of which are Nelson M. Sims (Chairman) and R. Ian Lennox.


OFFICERS

NAME AND MUNICIPALITY OF
RESIDENCE                        PRESENT PRINCIPAL OCCUPATION
---------                        ----------------------------

Lee Hartwell*, Toronto, ON       President, Chief Executive Officer and Chief
                                 Financial Officer of the Company; prior
                                 thereto, Vice President/Chief Financial
                                 Officer, Bracknell Corp.

Dirk Alkema, Stayner, ON         Vice President, Operations of the Company;
                                 prior thereto, Director of Manufacturing,
                                 Langford Laboratories Ltd. (biological
                                 products)

David Bell, Oakville, ON         Vice President, Drug Development of the
                                 Company; prior thereto, Director, Stem Cell
                                 Research; prior thereto, Group Leader, Cancer
                                 Biology, BioChem Therapeutics Inc. (a
                                 healthcare company)

Michael Mathews, Hampton,
NJ, U.S.                         Vice President, U.S. Operations of the Company;
                                 prior thereto, President of the Blood Bank
                                 Division, Haemonetics Corporation; prior thereto, executive positions within the merged Baxter Healthcare and American Hospital Supply corporations

* In May 2003, John Kennedy, Hemosol's then President and Chief Executive Officer, took a medical leave of absence for an indeterminate period of time. Mr. Kennedy subsequently passed away on June 4, 2003 and Lee Hartwell, Hemosol's Chief Financial Officer, was appointed President and Chief Executive Officer while also maintaining his position as Chief Financial Officer.

           Collectively, the directors and executive officers beneficially own 196,055 common shares, which constitutes less than 1% of the issued and outstanding common shares, and 12,500 Warrants.


CONFLICT OF INTEREST

           As discussed in "General Development of the Business - Recent Developments - Arrangement with MDS Inc." above, Hemosol and MDS are parties to the Arrangement Agreement under which Hemosol will benefit from its existing accumulated income tax losses and other tax assets through a reorganization of its business. As a major shareholder of Hemosol, MDS has had representation on the board of directors of Hemosol since Hemosol's incorporation in 1985 and through its representatives on the board of directors, has been indirectly aware of material events and transactions affecting the Company. Currently, of the ten directors on Hemosol's board of directors, four are related to MDS by virtue of being directors, officers or employees of MDS or its affiliates. These directors are R. Ian Lennox, Wilfred G. Lewitt, Edward K. Rygiel and Nelson M. Sims. Each of these directors abstained from voting on the resolution dated February 11, 2004 pursuant to which the board of directors of Hemosol authorized the Arrangement Agreement and the transactions contemplated thereby, as required by the OBCA.

ITEM 9     ADDITIONAL INFORMATION

           The following documents shall be provided to any person upon request to the Secretary of Hemosol:

           (a) when the securities of Hemosol are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

                      (i) one copy of Hemosol's Annual Information Form (the "AIF"), together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF,

                      (ii) one copy of the comparative financial statements of Hemosol for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of Hemosol that have been filed, if any, for any period after the end of its most recently completed financial year,

                      (iii) one copy of the information circular of Hemosol in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and

                      (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or short form prospectus and are not to be provided under (i) to (iii) above, or

           (b) at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided Hemosol may require the payment of a reasonable charge if the request is made by a person who is not a security holder of Hemosol.

           Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Hemosol's securities and interests of insiders in material transactions, if applicable, is contained in the Circular. Additional financial information is provided in Hemosol's comparative financial statements that are included in the annual report of Hemosol for the twelve-month period ended December 31, 2003. A copy of such documents may be obtained upon request from the Secretary of Hemosol.

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     HEMOSOL CORP.

                                     By: /s/ LEE D. HARTWELL
                                         -------------------------------------
                                         Name: Lee D. Hartwell
                                         Title: President,
                                                Chief Executive Officer and
                                                Chief Financial Officer


Date: June 1, 2004